As filed with the Securities and Exchange Commission on August 27, 2007

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ENVIRONMENTAL POWER CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	4991	04-782065
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Cate Street, 4th Floor

Portsmouth, New Hampshire 03801

(603) 431-1780

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard E. Kessel

President and Chief Executive Officer

One Cate Street, 4th Floor

Portsmouth, New Hampshire 03801

(603) 431-1780

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Dennis Haines Environmental Power Corporation General Counsel One Cate Street, 4th Floor Portsmouth, New Hampshire 03801 Tel: (603) 431-1780 Fax: (603) 431-2650	Scott Pueschel, P.C. Pierce Atwood LLP One New Hampshire Avenue, Suite 350 Portsmouth, New Hampshire 03801 Tel: (603) 433-6300 Fax: (603) 433-6372	Stephen T. Adams, Esq. Goodwin Procter LLP 53 State Street Exchange Place Boston, Massachusetts 02109 Tel: (617) 570-1000 Fax: (617) 523-1231

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

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If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this form is a post-effective amendment to a registration statement pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, $0.01 par value per share	5,175,000	$5.55	$28,721,250	$882.00

(1)	Includes 675,000 shares of common stock subject to the underwriters’ over-allotment option.
(2)

Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices on the American Stock Exchange on August 21, 2007.

The Company hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated August 27, 2007

4,500,000 Shares

Energy that is… Beyond Renewable™

Common Stock

We are offering 4,500,000 shares of common stock of Environmental Power Corporation. We are offering all of the shares of common stock offered by this prospectus.

Our common stock is quoted on the American Stock Exchange under the symbol “EPG.” On August 24, 2007, the last reported sale price of our common stock on the American Stock Exchange was $5.53 per share.

Investing in our common stock involves a high degree of risk. Please see the section entitled “ Risk Factors” beginning on page 5 of this prospectus to read about risks you should consider carefully before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Environmental Power Corporation	$	$

The underwriters may also purchase up to an additional 675,000 shares of our common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover any over-allotments.

The underwriters expect to deliver the shares on or about                     , 2007.

Canaccord Adams

The date of this prospectus is                     , 2007

You should rely only on the information contained in this prospectus and the documents incorporated by reference in this prospectus or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. You should not assume that the information contained in this prospectus or any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document. Neither the delivery of this prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated by reference into this prospectus or in our affairs since the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

The following summary highlights the key information contained elsewhere or incorporated by reference in this prospectus. It does not contain all the information that may be important to you. You should carefully read this entire prospectus, as well as the documents incorporated by reference in this prospectus, especially the discussion of “Risk Factors,” before deciding to invest in shares of our common stock. In this prospectus, when we use phrases such as “we,” “our” and “us,” we are referring to Environmental Power Corporation and its subsidiaries as a whole, except where it is clear from the context that any of these terms refers only to Environmental Power Corporation or a particular subsidiary.

ENVIRONMENTAL POWER CORPORATION

Company Overview

We are a developer, owner, and operator of renewable energy production facilities. Our goal is to produce energy that is Beyond Renewable™, which we define as energy that not only uses waste materials and by-products instead of precious resources, but energy that is also clean, reliable, and cost-effective. Since inception, we have been an independent developer and owner of non-commodity, renewable and alternative energy facilities that produce biofuels or electricity by utilizing fuel derived from our waste management processes or alternative fuel sources such as waste coal. Such fuel sources generally are not subject to the pricing and market fluctuations of commodity fuels and, in some instances, are considered renewable energy fuels. We have developed three anaerobic digesters, seven hydroelectric plants, two municipal waste projects, and three waste coal-fired generating facilities. We sold or transferred all of these facilities either in development or after completion. We have substantially completed construction of the Huckabay Ridge facility in Stephenville, Texas, a large-scale, multi-digester facility for the production of pipeline-grade natural gas which we expect to achieve commercial operation in the second half of 2007. Historically, we have had two principal business units, Buzzard Power Corporation (which is now presented as discontinued operations) and Microgy, Inc., which are described below. We believe that Microgy represents a substantial portion of the future potential growth of Environmental Power Corporation and, as such, we are investing substantially all of our available resources, in terms of both financial and human capital, to take advantage of Microgy’s opportunities.

Microgy

Microgy is a developer of renewable energy facilities for the production and commercial application of methane-rich biogas from agricultural and food industry wastes. The biogas can be used to produce renewable, pipeline-grade methane gas (which we refer to as RNGTM), marketable biogas, liquefied natural gas (referred to as LNG) renewable electrical energy or thermal energy, as well as other useful by-products. Microgy’s systems utilize a proven European biogas production technology that we believe is superior to other such technologies. Microgy owns the exclusive North American license to this technology. In addition, Microgy has developed, for itself, significant engineering, construction and process knowledge regarding these systems.

At current rates for conventional energy in many U.S. markets, we believe Microgy’s systems can be profitable without the need for subsidies, credits or other enhancements. Nevertheless, we believe that tax credits, renewable energy credits, pollution offset credits and other such incentives may be available to Microgy’s facilities, and such incentives would serve to enhance the economics of our facilities. In addition, the energy output from Microgy’s facilities may carry a premium price in some areas, as numerous environmentally responsible entities are seeking renewable energy sources. Further, many states have either passed or are considering legislation requiring utilities to obtain a certain percentage of their power from renewable sources.

In addition to the value generated from the production and sale of renewable gas, we believe that our facilities can generate additional environmental benefits with significant economic and social value by providing a valuable waste management solution for farms and other producers of organic wastes and by-products, such as those in the food industry. Federal and state agencies either have passed or are considering regulations that require concentrated animal feeding operations, referred to as AFOs, to implement changes to their current waste management practices. We believe that these increasingly stringent environmental regulations will be another significant factor driving adoption of our systems.

We believe that a number of factors, including high energy prices, increasing desire for renewable energy sources and more stringent environmental and waste management requirements, will continue to provide a favorable market environment for our business.

Microgy Holdings, LLC was formed in 2006 as a subsidiary of Environmental Power Corporation in connection with the $60 million tax-exempt debt financing we completed in November 2006 relating to the construction and operation of four RNG™ facilities in Texas. This entity and its subsidiaries are included in the Microgy segment.

Discontinued Operations

Our discontinued operations include Buzzard Power Corporation, referred to as Buzzard, and our wholly owned subsidiary, EPC Corporation. Buzzard leases its generating facility from Scrubgrass Generating Company, L.P. The Scrubgrass plant, referred to as Scrubgrass, located on a 600-acre site in Venango County, Pennsylvania, is an approximate 83 megawatt waste coal-fired electric generating station. We decided to dispose of Buzzard’s leasehold interest in the Scrubgrass facility to allow management to focus its attention and resources on the development and growth of Microgy.

On May 31, 2007, our board of directors authorized management to enter into negotiations regarding the disposition of the leasehold interest in the Scrubgrass generating facility held by our subsidiary, Buzzard Power Corporation. The contemplated disposition is expected to have a combined transaction value of approximately $3.0 million, including cash payments to Buzzard to cover expenses, forgiveness of indebtedness of EPC Corporation, and recognition of deferred gain.

Approximately $51.7 million, or 95.9%, of our $53.9 million in total consolidated revenues for the fiscal year ended December 31, 2006 were derived from Buzzard. The disposition of Buzzard’s leasehold interest in the Scrubgrass facility will substantially reduce our revenue base and continue our trend of operating losses and uses of cash until the revenue base for Microgy grows to sufficient levels to support our expense base.

Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider all of the information included and incorporated by reference in this prospectus. In particular, you should consider carefully the factors discussed under “Risk Factors,” beginning on page 5 of this prospectus, before deciding to invest in our common stock.

Corporate Information

Environmental Power Corporation was incorporated in May 2003 and is the successor holding company to our subsidiary, EPC Corporation, which was originally incorporated in Delaware in 1986. EPC Corporation became a publicly traded company in 1986, and its successor, Environmental Power Corporation is currently quoted on the American Stock Exchange (symbol: EPG). The address of our principal executive offices is One Cate Street, 4th Floor, Portsmouth, New Hampshire 03801 and our telephone number is (603) 431-1780. Our Internet address is www.environmentalpower.com. The information on our Internet website is not incorporated by reference in this prospectus, and you should not consider it to be a part of this document. Our website address is included as an inactive textual reference only.

THE OFFERING

Common stock we are offering	4,500,000 shares (5,175,000 shares if the underwriters’ over-allotment option is exercised in full).

Common stock to be outstanding after this offering	14,622,491 shares (15,297,491 shares if the underwriters’ over-allotment option is exercised in full).

Net proceeds

We estimate that the net proceeds from this offering will be approximately $22,641,900, assuming a public offering price of $5.53 per share and after deducting estimated underwriting discounts, commissions and offering expenses payable by us.

Use of proceeds	We expect to use the net proceeds from this offering for capital investment in multi-digester projects to be owned and operated by Microgy, working capital needs, and general corporate purposes.

American Stock Exchange symbol	EPG

The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of June 30, 2007 and excludes 8,170,415 shares, as of such date, consisting of:

•	outstanding options to purchase 2,939,213 shares of common stock;

•	301,000 additional shares of common stock available for future issuance under our stock option plans;

•

shares we may issue in respect of outstanding stock appreciation rights based upon the increase in value of an aggregate of 245,500 shares of common stock, which stock appreciation rights may be settled in cash, shares of common stock or a combination of the foregoing, at our election;

•	2,812,410 shares of common stock issuable upon conversion of 281,241 outstanding shares of our series A 9% cumulative convertible preferred stock; and

•

outstanding warrants to purchase 1,872,292 shares of common stock, including warrants to purchase 175,912 shares of our common stock issuable to Cargill, Incorporated pursuant to our business development agreement with Cargill. Cargill has the right to acquire additional warrants which, when added to these warrants, could equal up to an aggregate of 4.99% of our outstanding common stock on a fully diluted basis.

SUMMARY PRO FORMA CONSOLIDATED FINANCIAL DATA

The following table provides selected pro forma financial data, adjusted for the impact of discontinued operations, for each of the fiscal years ended December 31, 2006, 2005 and 2004 and for the six and three months ended June 30, 2007 and 2006. This financial data has not been audited. Please see Note C to our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q filed for the period ended June 30, 2007 for further discussion of the accounting treatment of discontinued operations. The financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this prospectus, have not been restated to give effect to the discontinued operations.

	12 Months Ended			6 Months Ended		3 Months Ended
	12/31/2006	12/31/2005	12/31/2004	6/30/2007	6/30/2006	6/30/2007	6/30/2006
Revenues	2,216,216	4,088,428	3,736,427	542,222	1,173,271	326,949	289,865
Costs and Expenses
Costs of Goods Sold	2,099,420	6,116,487	3,736,427	461,060	1,109,872	243,739	336,833
General and Administrative Expenses	11,228,982	6,809,687	5,238,541	6,001,054	4,311,659	3,655,597	2,483,388
Depreciation and Amortization	298,774	250,271	214,514	148,165	141,637	77,303	74,852
Total Costs and Expenses	13,627,176	13,176,445	9,189,482	6,610,279	5,563,168	3,976,639	2,895,073
Operating Loss	(11,410,960)	(9,088,017)	(5,453,055)	(6,068,057)	(4,389,897)	(3,649,690)	(2,605,208)
Other Income (Expense)
Interest Income	447,854	232,692	23,645	290,777	283,199	132,240	182,635
Interest Expense	(8,919)	(6,066)	(15,900)	(6,202)	(6,738)	(2,283)	(2,269)
Other income	300	33,071	—	583,117	—	—
Total Other Income (Expense)	439,235	259,697	7,745	867,692	276,461	129,957	180,366
(Loss) Income Before Income Taxes	(10,971,725)	(8,828,320)	(5,445,310)	(5,200,365)	(4,113,436)	(3,519,733)	(2,424,842)
Income Tax Expense (Benefit)	427,127	11,450	(84,045)	800	800	400	400
(Loss) Income from Continuing Operations	(11,398,852)	(8,839,770)	(5,361,265)	(5,201,165)	(4,114,236)	(3,520,133)	(2,425,242)
(Loss) Income from Discontinued Operations	(2,716,405)	(2,573,850)	1,403,084	(2,900,473)	(231,466)	(3,235,321)	(495,051)
Net(loss) income	(14,115,257)	(11,413,620)	(3,958,181)	(8,101,638)	(4,345,702)	(6,755,454)	(2,920,293)
Preferred Securities Dividend Requirements	(197,715)	(5,000)	(5,000)	(669,790)	(2,500)	(333,922)	(1,250)
Beneficial Conversion Feature of Preferred Stock	(4,131,022)	—	—	—	—	—
Loss Available to Common Shareholders	(18,443,994)	(11,418,620)	(3,963,181)	(8,771,428)	(4,348,202)	(7,089,376)	(2,921,543)
Weighted Average Common Shares Outstanding (Diluted)	9,634,824	7,384,458	4,583,335	9,867,253	9,619,481	10,026,848	9,645,754
Diluted Earnings (Loss) Per Common Share
From Continuing Operations	$(1.63)	$(1.20)	$(1.17)	$(0.60)	$(0.43)	$(0.39)	$(0.25)
From Discontinued Operations	$(0.28)	$(0.35)	$0.31	$(0.29)	$(0.02)	$(0.32)	$(0.05)
From Continuing and Discontinued Operations	$(1.91)	$(1.55)	$(0.86)	$(0.89)	$(0.45)	$(0.71)	$(0.30)
Balance Sheet Data from Continuing Operations
Total Assets	93,051,167	27,705,360	11,314,064	91,604,352	24,392,199	91,604,352	24,392,199
Working Capital	64,261,047	14,176,156	1,013,518	54,365,647	7,919,232	54,365,647	7,919,232
Long Term Obligations	62,904,550	2,927,765	2,490,420	63,119,621	2,898,614	63,119,621	2,898,614
Shareholders Equity	18,520,812	25,697,272	10,218,328	14,864,535	22,719,072	14,864,535	22,719,072

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may also impair our business operations and adversely affect our prospects. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

Risks Relating to Our Business

We have experienced losses to date, and we anticipate we will continue to experience losses through at least 2008.

We have a history of losses. For the six months ended June 30, 2007, we incurred a net loss of $5.2 million from continuing operations. For the years ended December 31, 2006, 2005 and 2004, we incurred net losses of $11.4 million, $8.8 million and $5.4 million, respectively, from continuing operations. We expect to continue to incur losses, reduce our earnings or, as the case may be, add to our earnings deficit as we seek to further develop its business. These ongoing losses will adversely affect our financial condition through at least 2008. As a result of these losses, we anticipate that we will, in all likelihood, have to rely on external financing for most of our capital and operational requirements. Future losses are likely to continue unless we successfully implement our business plan. If we are not successful in reaching and maintaining profitable operations, we may not be able to attract sufficient capital to continue our operations. Our inability to obtain adequate financing would likely result in the need to curtail or cease our business operations and, consequently, a much lower price for our common stock.

Our principal operating business, Microgy, has very little operating history from which to evaluate its business and products.

Our principal operating business, Microgy, was formed in 1999 and remains in the early stages of its development. Microgy is developing facilities that use environmentally friendly anaerobic digestion and other technologies to produce biogas from animal and organic wastes. Although Microgy has developed and is operating three single digester facilities in Wisconsin, Microgy has limited experience in the construction and operation of multiple digester facilities such as those Microgy is currently constructing or intends to construct, and limited experience in gas conditioning or the sale of gas as a commodity. While Microgy has substantially completed construction on the multi-digester Huckabay Ridge facility, this facility has not yet achieved commercial operations, and Microgy has experienced difficulties with the start-up and commissioning process. Because of Microgy’s limited experience, Microgy may never be profitable.

Microgy cannot predict when any facility will be completed, what Microgy’s costs will be or, consequently, whether Microgy or any facility developed by Microgy will be profitable.

Development of Microgy’s facilities is an inherently risky activity, subject to significant uncertainties and a lengthy development cycle. Uncertainties and risks include those relating to costs and availability of supplies and labor, costs and quality of facility components and installation services, fluctuations in the prices available for the sale of facility output and timing of completion of construction and commencement of commercial operations. For instance, Microgy has encountered problems with the quality of the gas conditioning and compression equipment supplied to it for the Huckabay Ridge facility. Furthermore, obtaining the large number of agreements, permits and approvals necessary to develop, install, operate and manage any of Microgy’s facilities, as well as to market the energy and other co-products and to provide necessary related resources and services, involves a long development cycle and decision-making process. Microgy is required to enter into or obtain some or all of the following in connection with the development of its facilities:

•	Site agreements;

•	Supply contracts;

•	Design/build or other construction-related agreements;

•	Off-take agreements for gas produced;

•	Power sales contracts for facilities dedicated to the generation of electricity;

•	Agreements for the sale of carbon credits or other tradeable environmental attributes;

•	Various co-product sales agreements;

•	Waste disposal agreements;

•	Environmental and other permits and licenses;

•	Local government approvals; and

•	Financing commitments required for the successful completion of facilities under consideration.

Microgy’s failure to accomplish any of these objectives could materially increase the cost, or prevent the successful completion of, development or operation of facilities and incur the loss of any investment made. Many of these objectives are dependent upon decisions by third parties. Delays in such parties’ decision-making process are outside of our control and may have a negative impact on our development costs, cost of operations, receipt of revenue and sales projections. We expect that, in some cases, it may take a year or more to obtain decisions on permits and approvals and to negotiate and close these complex agreements. Such delays could harm our operating results and financial condition.

As a result of the foregoing uncertainties we are unable to project with certainty Microgy’s organizational, structural, staffing or other overhead costs, the construction or operating costs associated with any facility, or whether any facility, or Microgy as a whole, will generate a profit. If Microgy fails to generate a profit, your investment in our securities will be materially adversely affected.

If we are unable to obtain needed financing for Microgy’s facilities, the value of our Microgy investment may be reduced significantly.

Because we have not yet generated sufficient positive cash flow, and do not expect to do so until at least 2009, we do not have adequate funds on hand to complete construction of the facilities we currently have planned. We are seeking and will require corporate, project or group financing to fund the cost of any development we may decide to pursue for Microgy’s facilities. This financing may be difficult or impossible for us to obtain. If we are unable to obtain such financing, the value of our Microgy investment may be reduced significantly, and we may be required to substantially curtail our business or completely cease construction or operation of any facilities. The availability of additional financing will depend on prospective lenders’ or investors’ review of our financial capabilities as well as specific facilities and other factors, including their assessment of our ability to construct and manage each facility successfully. If we are unable to obtain the required financing, your investment in our common stock will be materially adversely affected.

If Microgy is unable to obtain sufficient manure and substrate of an acceptable quality for its facilities at an acceptable cost, such facilities, and Microgy as a whole, will likely not be profitable.

The performance of Microgy’s facilities is dependent on the availability of large quantities of animal manure and substrates derived from animal and other organic waste resources and by-products to produce raw energy and meet performance standards in the generation of pipeline-grade methane or biogas. A substantial portion of the gas production of Microgy’s facilities is derived from the co-digestion contribution enabled by substrate. While Microgy has or is expected to have agreements relating to the supply of manure and substrate, these agreements may not cover all of Microgy’s requirements for such resources, and Microgy will be subject to the ability of the counterparties to such agreements to perform their obligations under such agreements. Microgy’s remedies for any non-performance by such counterparties may be inadequate. Lack of manure or substrate, or adverse changes in the nature or quality of such resources or the cost to supply them, would materially and adversely affect the ability of Microgy’s facilities to produce gas at profitable levels and, consequently, its ability to develop and finance facilities and to operate efficiently and generate income. As a result, our revenue and financial condition would be materially and negatively affected. For example, Microgy has recently experienced an unfavorable shift in the availability, at reasonable cost, of certain types of substrates as a result of increases in corn and animal-feed prices, and is unable to determine how long this shift will continue or what its long term effects may be on the cost of substrates and the operating costs of its facilities. In addition, the cost of transporting substrate and other materials to Microgy’s facilities will likely increase as fuel prices increase, and may result in further increased prices to Microgy. We cannot assure you that the manure and substrate Microgy’s facilities require will be available in the future for free or at prices that make them affordable or accessible.

Microgy is expected to derive a significant portion of its revenues from the sale of gas as a commodity; as a result, it will be exposed to risk relating to volatility in the commodity price of natural gas, which could have a material adverse impact on its profitability.

Microgy is expected to derive a significant portion of its revenues from the sale of renewable natural gas as a commodity. As a result, Microgy will be exposed to market risk with respect to the commodity pricing applicable to its gas production. Realized commodity prices received for such production are expected to be primarily driven by spot prices applicable to natural gas. Historically, natural gas prices have been volatile, with recent significant price declines, and Microgy expects such volatility to continue. Furthermore, future supply of and demand for natural gas is unpredictable. There are many players in the markets for natural gas and other energy commodities that natural gas tends to track, including large energy companies and foreign cartels, that are of far greater size than Microgy and which can often cause significant movement in the short- and long-term supply and prices of natural gas. Fluctuations in the commodity price of natural gas may have a materially adverse impact on the profitability of some of Microgy’s facilities, particularly where the facility does not have a long-term contract for the sale of its output at a fixed or predictable price. As Microgy’s facilities begin to produce commercial quantities of gas for sale as a commodity, Microgy will continue to explore various strategies, including hedging transactions and long-term sale agreements, in order to mitigate the associated commodity price risk. For instance, Microgy, Inc. has entered into a long-term fixed price arrangement with PG&E to purchase the gas produced from our planned California facilities in an amount up to 8,000 million British thermal units, or MMBTUs, per day. Furthermore, Microgy Holdings is required by the terms of its tax-exempt bonds to maintain certain gas price protection arrangements for specified periods of time. To this end, Microgy Holdings has entered into an agreement to sell up to 2,000 MMBTUs per day of the output of our Huckabay Ridge facility to a counterparty under a collared product pricing arrangement for a term of 18 months beginning April 2007 and ending in October 2008. Notwithstanding the foregoing arrangements, we cannot assure you that these arrangements will be successful, or that any such risk management vehicles will be available or successful in the future. As a result, any of Microgy’s facility, and Microgy as a whole, may become unprofitable as a result of negative fluctuations in the commodity price of natural gas.

We expect Microgy to derive substantial revenues from sales of carbon sequestration credits and other environmental attributes, but the market for such attributes is nascent and may not develop in a manner that allows Microgy to profit from the sales of such credits to the level projected, or at all.

The multiple digester facilities that we plan to implement through Microgy Holdings and our other subsidiaries are expected to produce carbon sequestration credits and other marketable environmental attributes. While there exist trading markets for these attributes, and additional trading markets or other commercial avenues may develop, the existing trading markets are new and experience thin trading and price volatility, which can hinder sales of credits and make their value unpredictable. Furthermore, much of the participation in these markets is voluntary, in response to social and environmental ethical concerns, as opposed to being driven by regulatory requirements. While many states are pursuing carbon emissions limits and related initiatives that may spur greater development of and participation in these markets, we are unable to determine the effect of these initiatives on these markets. We cannot assure you that these trading markets will develop further, or even that they will continue to exist. In addition, many of our agreements with our business partners and investors require us to share such credits or any revenues we derive from sales of such credits, and agreements we negotiate in the future may also include such requirements. As a result of the foregoing, we may recognize significantly smaller revenues than we anticipate from the sale of carbon sequestration credits or other environmental attributes.

We have pledged all of our interest in our facilities in Texas as security for the loan relating to Microgy Holdings’ tax-exempt bond financing in Texas.

We have invested, and expect to invest, substantial funds and resources in the development of four multi-digester, renewable natural gas facilities in Texas modeled on the facility located in Stephenville, Texas, commonly known as the Huckabay Ridge facility. We have pledged all of our interest in these facilities as collateral security for the loan to our subsidiary, Microgy Holdings, from the Gulf Coast Industrial Development Authority of Texas relating to the $60 million tax-exempt bond financing we completed in November 2006. While the loan is non-recourse to Environmental Power, Environmental Power is required to provide at least 20% of the construction costs of these facilities, as well as to cover any cost overruns in construction, which represents a substantial investment of corporate resources. If Microgy Holdings were to default on this loan, we would lose some or all of our investment in the Texas facilities, which would have a material adverse effect on our business, financial condition and results of operations.

Microgy faces competition in the renewable energy market as well as for the resources necessary to operate its facilities.

Microgy plans to generate revenue from the development and ownership of facilities that market renewable, “green” energy in addition to providing pollution control features to the agricultural and food industry markets. Microgy’s green competitors include other energy producers using biomass combustion, biomass anaerobic digestion, geothermal, solar, wind, new hydro and other renewable sources. These companies represent a significant class of competitors because they will compete with Microgy for sale of marketable renewable energy credits and participation in various renewable portfolios and other programs.

Competition in the traditional energy business from electric utilities and other energy companies is well established, with many substantial entities having multi-billion dollar, multi-national operations. Many of these companies are beginning to compete in the alternative fuels and renewable energy business with the growth of the industry and the advent of many new technologies. Larger companies, due to their better capitalization, will be better positioned than Microgy to develop new technologies and to install existing or more advanced renewable energy facilities, which could harm Microgy’s business.

Microgy also faces many forms of competition with respect to the resources required to operate its facilities. Such competition includes other providers of pollution control, including environmental engineers, providers of pollution control systems, private companies, public companies, associations, cooperatives, government programs, foreign companies, and educational pilot programs. Furthermore, there are many companies that offer anaerobic digester systems. We believe that at least 60 companies offer complete systems or components to these systems in the U.S. market. A number of competitors have more mature businesses and have successfully installed anaerobic digester systems in the United States. Microgy may be forced to compete with any of these competitors for access to equipment, construction supplies, skilled labor for the construction and operation of its facilities and the supplies of manure and substrate required to operate its facilities. In addition, Microgy may also have to compete for access to substances that make desirable substrates with other users of these substances, such as recyclers of waste grease and producers of biodiesel and other biofuels. The effect of such competition could be reflected in higher costs associated with obtaining access to these resources, as well as an insufficient supply of these resources for the profitable operation of Microgy’s facilities. If Microgy cannot obtain and maintain these supplies, or cannot obtain or maintain them at reasonable costs, the profitability of Microgy’s business will be adversely affected.

Extreme weather events may have a material adverse effect on the operation on our facilities.

Microgy’s facilities, and the anaerobic digestion process on which they are based, are complex and, therefore, sensitive to extreme weather events. For instance, the anaerobic digestion process requires temperatures within a certain band, and extreme cold or heat may negatively impact the process or increase operating costs as a result of the need to counter such temperatures. For instance, Texas experienced record cold temperatures in early 2007 which negatively impacted the startup of the Huckabay Ridge facility. In addition, unusually heavy rains can upset the proper mix of inputs necessary for the anaerobic digestion process, and facilities can also be sensitive to lightning strikes. While Microgy considers typical local weather conditions in the design of its facilities, Microgy cannot anticipate unusual weather events, and such events have had and may continue to have a material adverse effect on the operation of its facilities.

Because the market for renewable energy is unproven, it is possible that we may expend large sums of money to bring Microgy’s offerings to market and that the revenue that Microgy derives from these offerings may be insufficient to fund our operations.

Microgy’s business approach to the renewable energy may not produce results as anticipated, be profitable or be readily accepted by the marketplace. We cannot estimate whether demand for the gas produced by facilities based on Microgy’s technology will materialize at anticipated prices, or whether satisfactory profit margins will be achieved. If such pricing levels are not achieved or sustained, or if Microgy’s technologies and business approach to Microgy’s markets do not achieve or sustain broad acceptance, our business, operating results and financial condition will be materially and negatively impacted.

Because we have not filed patents to protect Microgy’s intellectual property, we might not be able to prevent others from using Microgy’s technology; conversely, others who have filed for patent or other protection might be able to prevent Microgy from using its technology.

Neither Microgy nor, we believe, Microgy’s licensor has filed any patent applications on the intellectual property which forms the basis of Microgy’s technology. Should Microgy or its licensor decide to file patent applications, we cannot assure you that any patent applications relating to Microgy’s existing or future products or technologies will result in patents being issued, that any issued patents will afford adequate protection to Microgy, or that such patents will not be challenged, invalidated, infringed or circumvented. Furthermore, we cannot assure you that others have not developed, or will not develop, similar technologies that will compete with Microgy’s without infringing upon Microgy’s intellectual property rights or those of its licensor.

Third parties, including potential competitors, may already have filed patent applications relating to the subject matter of Microgy’s current or future technology. In the event that any such patents are issued to such parties, such patents may preclude Microgy or its licensor from obtaining patent protection for its technologies, products or processes. In addition, such patents may hinder or prevent Microgy from commercializing its technology and could require Microgy to enter into licenses with such parties. We cannot assure you that any required licenses would be available to us on acceptable terms, or at all.

Microgy relies heavily on confidentiality agreements and licensing agreements to maintain the proprietary nature of its technology. To compete effectively, Microgy may have to defend the rights to its intellectual property from time to time. Such defense costs may be significant and have a negative impact on our financial condition. In addition, we may lack the financial resources to adequately defend Microgy’s intellectual property.

If Microgy’s relationship with the licensor of its technology was terminated for any reason or such licensor ceased doing business, our Microgy business would be negatively impacted.

Microgy licenses its anaerobic digester technology from Danish Biogas Technology, A.S., referred to as DBT, a Danish company. DBT is a single purpose entity formed to hold the license agreement by Dansk Biogas, A.S. Dansk Biogas, A.S. was merged with DDH Contractors in 2004 and the combined entity is now known as Xergi, A.S. DBT is now a wholly owned entity of Xergi, A.S. The license agreement grants to Microgy a perpetual, exclusive license to develop facilities based on this technology in North America. Pursuant to the licenses agreement, Microgy is required to pay a one-time licensing fee per facility and engineering and design fees to DBT in connection with the development of facilities. Over the course of development of the Microgy facilities to date, Microgy has become less and less dependent on the technical and operating experience of DBT and Xergi and the exclusivity provisions of the license agreement have become a valuable component of Microgy’s business as it limits entrance of other competitors or Xergi itself into the market space. Therefore, if DBT or Xergi were to cease doing business or the license agreement itself were abandoned, Microgy’s business may be negatively impacted due to the loss of our ability to control dissemination of the technology through the loss of the exclusivity provisions.

Microgy’s facilities are likely to be subject to numerous governmental regulations.

We expect that Microgy’s facilities are likely to be subject to various local, state and federal government regulations, including regulations covering air and water quality, solid and hazardous waste disposal and related pollution issues. These regulations are mandated by the United States Environmental Protection Agency, or EPA, and state and local governments and are usually implemented through a permitting process, with ongoing compliance requirements thereafter. For example, grease-trap waste from restaurants and other food service providers is a desirable and highly available form of substrate for our facilities in Texas. However, the Texas environmental authorities classify grease-trap waste as a hazardous substance, so we are required to obtain a hazardous waste permit for each of our planned facilities in Texas to the extent we desire to use grease-trap waste as substrate in the operation of such facilities. Furthermore, our planned California facilities will be required to obtain water discharge permits, which typically involves a lengthy process, the timing and cost of which is uncertain. We expect that all of our facilities will be required to obtain various environmental and other permits and approvals, which will vary from location to location. In addition, our activities will fall under a number of health and safety regulations and laws and regulations relating to farming and zoning. Compliance with these regulations and permitting requirements could delay the development of facilities and could be costly and harm our financial condition.

As producers of carbon dioxide, Microgy’s facilities may become subject to regulations or taxes based on carbon emissions.

Microgy’s facilities produce and emit into the atmosphere carbon dioxide as a result of the anaerobic digestion process that they employ. While such facilities capture a significantly greater amount of carbon, in the form of methane, than they produce in the form of carbon dioxide, Microgy’s facilities may still be subject to future federal or state legislation or regulation, or the implementation of international treaties, which seek to limit or impose a cost on carbon emissions. If any such legislation, regulations or treaties were implemented, Microgy may be required to expend resources to capture the carbon dioxide it produces, pay a tax on its carbon emissions, purchase carbon emissions credits, reduce the carbon sequestration credits claimed for such facilities or take similar actions. Any of the foregoing could harm the profitability of Microgy’s facilities.

Our operating results are difficult to predict in advance and may fluctuate significantly, which may result in a substantial decline in our stock price.

Our operating results are difficult to predict in advance and may fluctuate significantly, and a failure to meet the expectations of analysts or our stockholders would likely result in a substantial decline in our stock price.

Factors that are likely to cause our results to fluctuate include the following:

•	the amount and timing of our operating expenses and capital expenditures;

•	the success or failure of the facilities currently underway;

•	our ability to specify, develop and complete facilities, and to introduce and market the energy created by such facilities and bring them to volume production in a timely manner;

•	the rate of adoption and acceptance of new industry standards in our target markets; and

•	other unforeseen activities or issues.

If our operating results fluctuate greatly, our business may be materially adversely affected and our stock price will likely decline.

Risks Relating to Our Capital Stock

We have numerous outstanding shares of restricted common stock, as well as options, warrants and shares of preferred stock exercisable or convertible into a substantial number of shares of our common stock; the resale of outstanding restricted shares, as well as the exercise or conversion of these securities and the resale of the underlying shares, may adversely affect the price of our common stock.

The resale by our stockholders of shares of our restricted common stock or securities exercisable for or convertible into shares of our common stock could cause the market price of our common stock to decline.

A significant portion of our outstanding shares of common stock had been restricted from immediate resale, but are now available for sale in the market pursuant to Rule 144 under the Securities Act of 1933. As of June 30, 2007, we had approximately 1,104,924 shares of restricted common stock outstanding, all of which shares are eligible for resale without volume and manner of sale restrictions in accordance with Rule 144(k). We are currently authorized to issue 21,400,000 shares of common stock, but are currently seeking shareholder approval of an amendment to our certificate of incorporation to increase the number of shares of common stock that we are authorized to issue to 50,000,000.

Furthermore, we currently have on file with the Securities and Exchange Commission an effective registration statement that permits the resale by certain of our stockholders of up to 1,677,688 shares of our restricted common stock, of which 1,066,928 shares are currently issued and outstanding and 610,760 shares were subject to outstanding warrants, of which warrants for 446,108 shares have been exercised and warrants for 164,652 shares have now expired. We also currently have on file with the Securities and Exchange Commission an effective registration statement that permits the resale of up to 100,000 shares of our common stock subject to warrants exercisable at a price of $6.33 per share by the holders of such warrants. In addition, in connection with our sale of shares of our series A preferred stock and common stock warrants in November 2006, we currently have on file an effective registration statement to permit the resale of up to 4,387,360 shares of common stock issuable upon conversion of such shares of series A preferred stock and exercise of such warrants. The shares of series A preferred stock are convertible at a conversion price of $5.27 per share, and the common stock warrants are exercisable at a price of $5.52 per share as to 1,406,205 of the warrants, and $5.27 per share as to 168,745 of the warrants.

In addition, pursuant to our business development agreement with Cargill, Incorporated, we may issue warrants to Cargill from time to time to acquire up to an aggregate of 4.99% of our outstanding common stock on a fully diluted basis, at an exercise price equal to 75% of the closing price of our common stock on the date on which such warrants are issued. In May 2007, we issued to Cargill warrants to purchase 175,912 shares of our common stock, representing 1% of our fully diluted common stock at the time, as required by the business development agreement.

As of June 30, 2007, we had outstanding options and warrants to acquire up to approximately 4,811,505 shares of our common stock at prices ranging from $1.75 to $10.50 per share. The shares of common stock issuable upon exercise of these options will be freely transferable without restriction, except to the extent that they are held by our affiliates. Any shares held by our affiliates may only be sold in compliance with the volume limitations of Rule 144. These volume limitations restrict the number of shares that may be sold by an affiliate in any three-month period to the greater of 1% of the number of shares then outstanding, which equals approximately 102,000 shares as of June 30, 2007, or the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

As a result of the resale of outstanding shares of our common stock, including restricted shares and shares issuable upon exercise or conversion of the foregoing securities, the price of our common stock may be adversely affected.

The issuance of preferred stock may adversely affect the price of our common stock.

We are authorized to issue up to 2,000,000 shares of preferred stock, of which 281,241 shares have been designated as series A 9% cumulative convertible preferred stock, referred to as the series A preferred stock, and which are currently issued and outstanding. The preferred stock not already designated and issued may be issued in series from time to time with such designations, rights, preferences and limitations as our board of directors may determine by resolution without stockholder approval. While the terms of the series A preferred stock do not currently allow for the issuance of preferred stock having dividend and liquidation preferences greater than or senior to the series A preferred stock, any future issuances of preferred stock may enjoy dividend and liquidation preferences over our common stock, thereby diminishing the value of our common stock.

Our management and directors, as well as the holders of our series A preferred stock, are able to exercise significant control over our management and affairs.

As of June 30, 2007, management and directors, including Richard E. Kessel, Joseph E. Cresci, Kamlesh R. Tejwani, Robert I. Weisberg, John R. Cooper, August Schumacher, Jr., Lon Hatamiya, Steven Kessner, Michael E. Thomas and Dennis Haines, beneficially owned approximately 10.9% of our outstanding common stock. In addition, the three holders of our series A preferred stock, two of which are affiliated with each other, control approximately 21.7% of the total number of votes currently entitled to be cast at any meeting of our stockholders. While there are no voting agreements among them, such persons, as a group, may be able to exercise some level of control over the outcome of matters submitted for stockholder action, including the election of members to our board of directors and the approval of significant change in control transactions. This may have the effect of delaying or preventing a change in control of our company and, therefore, your opportunity to sell your shares in such a transaction. Furthermore, the holders of our series A preferred stock have special approval rights with respect to certain changes to our certificate of incorporation and certain other corporate actions.

The lack of a developed trading market may make it difficult for you to sell shares of our common stock.

While our common stock is currently listed for trading on the American Stock Exchange, trading activity in our common stock has fluctuated and has at times been limited. For example, for the one-month period from June 1, 2007 to June 30, 2007, our daily trading volume ranged from a low of 9,800 shares to a high of 259,100 shares, and averaged 71,500 shares. We cannot guarantee that a consistently active trading market will develop in the future. As a result, a holder of our common stock may find it difficult to dispose of our common stock.

The market price for our common stock has been and will likely continue to be volatile.

The market price for our common stock has been volatile, and it is likely to continue to be so. In addition, the market price for our common stock could be subject to significant fluctuations in response to variations in quarterly operating results, announcements of technological innovations or new facilities and products by us or our competitors, or our failure to achieve operating results consistent with any securities analysts’ projections of our performance. Furthermore, the stock market has experienced extreme price and volume fluctuations and volatility that have particularly affected the market price of many emerging growth and development stage companies such as ours. Such fluctuations and volatility have often been unrelated or disproportionate to the operating performance of such companies. As a result of fluctuations related or unrelated to our performance, the value of our common stock may be materially adversely affected.

We will require and are actively seeking significant additional financing, which may result in our issuing a significant number of shares of our common stock or preferred stock, which in turn may dilute the value of your shares.

We have historically needed to raise capital to fund our operating losses. We expect to continue to incur operation losses into at least 2008. In November 2006, we completed a tax-exempt bond financing in Texas to finance a portion of the construction costs of our Texas facilities, as well as a $15 million private placement of our series A preferred stock and common stock warrants, we will require and will continue to seek corporate and project financing to fund our ongoing operations and growth plans as well as and the cost of any development we may decide to pursue for our facilities. We cannot assure you that such capital will be available in sufficient amounts or on terms acceptable to us, if at all. Any such financing could be in the form of debt or equity instruments or a combination of debt and equity instruments. To the extent any such financing involves equity or convertible debt, we may issue a significant number of shares of our common stock or preferred stock, which will dilute your investment in our common stock, and we may issue such shares at prices that may be lower than the price you paid for our common stock. In addition, if we issue shares of preferred stock, such preferred stock may have rights and preferences that are superior to those of our common stock. Indeed, the shares of series A preferred stock issued in our November 2006 private placement have rights and preferences that are superior to those of our common stock. Because we are authorized to issue shares of additional series of preferred stock, as designated by our board of directors, subject to certain limitations included in the terms of our series A preferred stock, we may issue more shares of preferred stock in the future.

Issuances of common stock or securities convertible into common stock in the future could dilute existing stockholders and adversely affect the market price of our common stock. We have the authority to issue up to 21,400,000 shares of common stock, of which 10,122,491 are issued and outstanding and 4,811,505 have been reserved for issuance upon the exercise of options and warrants outstanding as of June 30, 2007. An additional 2,812,410 shares have been reserved for issuance in connection with the conversion of shares of our series A preferred stock issued in our November 2006 private placement. Our board of directors has adopted and submitted to our stockholders for approval an amendment to our certificate of incorporation to increase the number of shares of common stock we are authorized to issue to 50,000,000. Assuming the approval of this amendment and issuance of 4,500,000 shares of common stock in this offering, we will have 27,753,594 shares of common stock available for issuance. We may also issue warrants to purchase up to 4.99% of our common stock, on a fully diluted basis, to Cargill pursuant to the terms of our business development agreement. In May 2007, we issued to Cargill warrants to purchase 175,912 shares of our common stock, representing 1% of our fully diluted common stock at the time, as required by our business development agreement with Cargill.

We also have the authority to issue preferred stock as previously described, debt securities convertible into common stock, and options and warrants to purchase shares of our common stock. We may issue shares of common stock or securities convertible into common stock at values below our market price up to a maximum of 19.9% of our outstanding common stock without stockholder approval, which values may be substantially below the price paid for our common stock by our stockholders. We also do not need stockholder approval to issue an unlimited number of shares of common stock or securities convertible into common stock (provided sufficient shares of common stock are authorized and unreserved) at or above our market price pursuant to certain American Stock Exchange requirements. Any such issuances could be at values below the price paid for our common stock by our stockholders.

Our outstanding series A preferred stock has rights and preferences superior to those of our common stock that may impair our ability to raise additional financing, may harm our financial condition if we are required to redeem it and could have the effect of discouraging an acquisition or reducing the amount of proceeds available to common stockholders upon such an acquisition.

Our shares of series A preferred stock have rights and preferences which are superior to those of our common stock, including:

•	an accruing dividend of 9% on the stated value of each outstanding share of series A preferred stock, payable before the payment of any dividends on our common stock;

•	a preference upon liquidation, dissolution or winding up of Environmental Power equal to two times the stated value of each share of preferred stock, plus any accrued but unpaid dividends;

•	the right to consent to certain changes to our certificate of incorporation and bylaws, and certain other significant corporate actions; and

•	the right to a payment equal to 150% of the stated value of each outstanding share of series A preferred stock upon certain change-in-control events.

Our series A preferred stock may also have a material adverse effect on our financial condition and results of operations. We have agreed not to issue securities senior to or on a par with the series A preferred stock and to limit our ability to incur additional indebtedness while such preferred stock is outstanding, which could materially and adversely affect our ability to raise funds necessary to continue our business. In addition, the series A preferred stock provides for various triggering events, such as our common stock not being listed for trading on the American Stock Exchange, Nasdaq Global Market or New York Stock Exchange, the failure to deliver shares of our common stock upon conversion and specified change of control transactions. Several other triggering events are described in the certificate of designations, preferences and rights of the series A preferred stock. If one of these triggering events occurs, we may be required to redeem all or part of the outstanding shares of series A preferred stock at 120% of their stated value (150% in the case of certain change in control transactions), including payment of accrued dividends and penalties. Some of the triggering events include matters over which we may have some, little, or no control. Any such redemption could leave us with little or no working capital for our business. Furthermore, by virtue of their voting power and other rights and preferences, the outstanding series A preferred stock could have the effect of blocking or discouraging certain acquisitions or reducing the proceeds available to common stockholders as a result of any such acquisitions.

We do not intend to pay cash dividends on our common stock for the foreseeable future.

We have not paid cash dividends on our common stock since 2001, and we do not expect to pay cash dividends on our common stock at any time in the foreseeable future. The future payment of dividends directly depends upon the future earnings, capital requirements, financial requirements and other factors that our board of directors will consider, and is subject to the prior payment of all accrued but unpaid dividends on our series A preferred stock. Furthermore, the terms of our series A preferred stock prohibit the payment of dividends on our common stock while any shares of our series A preferred stock are outstanding. Because we do not anticipate paying cash dividends on our common stock, the return on your investment on our common stock will depend solely on a change, if any, in the market value of our common stock.

USE OF PROCEEDS

We estimate the net proceeds to us from this offering will be approximately $22,641,900, based on an assumed public offering price of $5.53 per share, the last sale price of our common stock on August 24, 2007 as reported on the American Stock Exchange, after deducting the estimated underwriting discounts and commissions and the offering expenses payable by us.

We expect to use the net proceeds from this offering for capital investment in multi-digester RNG™ facilities to be owned and operated by Microgy, as well as working capital needs and general corporate purposes. We currently expect that the principal source of such additional funds will be in the form of debt financing for such facilities, including funds already raised from the tax exempt bond financing in Texas completed in November 2006, which funds are dedicated to the planned facilities in Texas, and funds that Microgy and its affiliates plan to raise in similar financings in California and elsewhere. However, we also expect that we will need to raise a significant amount of additional equity financing, in addition to the proceeds of this offering, in order to complete all of our currently planned facilities.

The expected use of net proceeds that we receive in this offering represents our current intention based upon our present plans and business condition. The amounts and timing of our actual expenditures will depend upon numerous factors, including the success of our business development activities.

Pending the uses described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on the American Stock Exchange under the symbol “EPG”. The following table sets forth the high and low sale prices per share of our common stock as reported on the American Stock Exchange for the periods indicated.

	High	Low
Fiscal Year Ended December 31, 2005
First Quarter	$7.10	$4.60
Second Quarter	$5.80	$4.20
Third Quarter	$7.99	$5.45
Fourth Quarter	$7.99	$6.31

Fiscal Year Ended December 31, 2006
First Quarter	$10.70	$6.72
Second Quarter	$9.03	$4.90
Third Quarter	$7.45	$3.54
Fourth Quarter	$8.94	$4.35

Current Fiscal Year December 31, 2007
First Quarter	$8.85	$6.35
Second Quarter	$9.34	$6.40
Third Quarter (through August 24, 2007)	$9.17	$4.70

DIVIDEND POLICY

Our board of directors has not declared any dividends on our common stock since the last quarter of 2000. Due to the anticipated continued expansion of our business, our board of directors has determined that available cash should be used for operating and investing activities for the foreseeable future, except to the extent of cash dividends required to be paid on outstanding shares of our series A preferred stock. In addition, the terms of our series A preferred stock prohibit the payment of dividends on our common stock while any shares of our series A preferred stock remain outstanding or any accrued dividends on the series A preferred stock remain unpaid.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2007:

•	on an actual basis; and

•

on an as adjusted basis to reflect the issuance and sale of 4,500,000 shares of our common stock in this offering at an assumed offering price of $5.53 per share, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

This table excludes 8,170,415 shares of our common stock reserved, as of June 30, 2007, for issuance upon exercise of outstanding options and warrants, stock settlement of stock appreciation rights, and conversion of preferred stock to common stock. You should read this table together with our financial statements and accompanying notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

CAPITALIZATION	ACTUAL $ Amount	ADJUSTED $ Amount
DEBT
Secured promissory notes payable and other borrowings	$60,139,121	$60,139,121
Borrowings of Discontinued Operations	8,401,772	8,401,772

Total Debt	$68,540,893	$68,540,893

PREFERRED STOCK(1)	$10,156,021	$10,156,021

EQUITY
Preferred stock of subsidiary(2)	100	100
Common stock(3)	102,109	147,109
Additional paid-in capital	59,751,335	82,348,235
Accumulated deficit	(43,965,388)	(43,965,388)
Treasury stock(4)	(385,402)	(385,402)
Notes receivable from board members	(638,219)	(638,219)

Total Equity	$14,864,535	$37,506,435

(1)	Preferred stock, $0.01 par value, 2,000,000 shares authorized; 281,241 shares issued as of June 30, 2007.
(2)	Preferred stock of subsidiary, no par value, 10 shares authorized; 10 shares issued as of June 30, 2007.
(3)	$0.01 par value; 21,400,000 shares authorized; 10,210,921 issued and 10,122,491 outstanding as of June 30, 2007.
(4)	88,430 shares at cost, as of June 30, 2007.

DILUTION

Our net tangible book value from continuing operations as of June 30, 2007 was approximately $8,191,525, or $0.81 per share. Net tangible book value per share from continuing operations represents our total tangible assets less our total liabilities and our preferred series A stock, divided by the aggregate number of shares of our common stock outstanding. After giving effect to the sale of the 4,500,000 shares of our common stock in this offering, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, our net tangible book value at June 30, 2007 would have been approximately $30,833,425 or $2.11 per share. We have assumed a public offering price of $5.53 per share, which was the closing price of our common stock on the American Stock Exchange on August 24, 2007. This represents an immediate increase in net tangible book value per share of $1.30 to existing stockholders and an immediate dilution of $3.42 per share to new investors. Dilution per share represents the difference between the amount per share paid by the new investors in this offering and the net tangible book value per share at June 30, 2007, giving effect to this offering. The following table illustrates this per share dilution to new investors.

DILUTION
Assumed public offering price per share	$5.53
Net tangible book value per share as of June 30, 2007	$8,191,525
Increase in net tangible book value per share attributable to new investors	$22,641,900
Net tangible book value per share after this offering	$30,833,425
Dilution per share to new investors	$3.42

These calculations exclude 8,170,415 shares of our common stock reserved, as of June 30, 2007, for issuance upon exercise of outstanding options and warrants, stock settlement of stock appreciation rights, and conversion of preferred stock to common stock. As of June 30, 2007, there were:

•	outstanding options to purchase 2,939,213 shares of common stock;

•	301,000 additional shares of common stock available for future issuance under our stock option plans;

•

shares we may issue in respect of outstanding stock appreciation rights based upon the increase in value of an aggregate of 245,500 shares of common stock, which stock appreciation rights may be settled in cash, shares of common stock or a combination of the foregoing;

•	2,812,410 shares of common stock issuable upon conversion of 281,241 outstanding shares of our series A 9% cumulative convertible preferred stock; and

•

outstanding warrants to purchase 1,872,292 shares of common stock, including warrants to purchase 175,912 shares of our common stock issuable to Cargill, Incorporated pursuant to our business development agreement with Cargill. Cargill has the right to acquire additional warrants which, when added to these warrants, could equal up to an aggregate of 4.99% of our outstanding common stock on a fully diluted basis.

To the extent all of these options and warrants had been exercised as of June 30, 2007, the dilution to new investors would be greater.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995, referred to as the PSLRA, provides a “safe harbor” for forward-looking statements. Certain statements contained or incorporated by reference in this prospectus, such as statements concerning planned manure-to-energy systems, our sales pipeline, our backlog, our projected sales and financial performance, statements containing the words “may,” “assumes,” “forecasts,” “positions,” “predicts,” “strategy,” “will,” “expects,” “estimates,” “anticipates,” “believes,” “projects,” “intends,” “plans,” “budgets,” “potential,” “continue,” “target” and variations thereof, and other statements contained or incorporated by reference in this prospectus regarding matters that are not historical facts are forward-looking statements as such term is defined in the PSLRA. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

•	uncertainties involving development-stage companies;

•	uncertainties regarding financing;

•	the lack of binding commitments and the need to negotiate and execute definitive agreements for the construction and financing of facilities;

•	the lack of binding commitments for the purchase of gas produced by certain facilities;

•

the lack of binding commitments for, and other uncertainties with respect to, supplies of substrate; uncertainties regarding the costs of substrate and other project inputs; risks related to weather and the unpredictability of extreme weather events; risks related to performance on the part of suppliers of components, goods and services to our facilities;

•	financing and cash flow requirements and uncertainties;

•	inexperience with the design, construction, startup and operation of multi-digester facilities;

•	difficulties involved in developing and executing a business plan;

•	difficulties and uncertainties regarding acquisitions, including risks relating to managing and integrating acquired businesses;

•	technological uncertainties, including those relating to competing products and technologies;

•	unpredictable developments, including plant outages and repair requirements;

•	commodity price volatility, particularly with respect to the price of natural gas;

•	the difficulty of estimating construction, development, repair, maintenance and operating costs and timeframes;

•	the uncertainties involved in estimating insurance and implied warranty recoveries, if any;

•	the inability to predict the course or outcome of any negotiations with parties involved with our projects;

•	uncertainties relating to general economic and industry conditions, and the amount and rate of growth in expenses;

•

uncertainties relating to government and regulatory policies, the legal environment, intellectual property issues, the competitive environment in which Environmental Power Corporation and its subsidiaries operate; and

other factors, including those described in this prospectus under the heading “Risk Factors,” as well as factors set forth in other filings we make with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date that they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SELECTED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following table provides selected pro forma financial data, adjusted for the impact of discontinued operations, for each of the fiscal years in the period ended December 31, 2006, 2005 and 2004 and for the six and three months ended June 30, 2007 and 2006. This financial data has not been audited. Please see Note C to our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q filed for the period ended June 30, 2007 for further discussion of the accounting treatment of discontinued operations. The financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this prospectus, have not been restated to give effect to the discontinued operations.

	12 Months Ended(1)			6 Months Ended		3 Months Ended
	12/31/2006	12/31/2005	12/31/2004	6/30/2007	6/30/2006	6/30/2007	6/30/2006
Revenues	2,216,216	4,088,428	3,736,427	542,222	1,173,271	326,949	289,865
Costs and Expenses
Costs of Goods Sold	2,099,420	6,116,487	3,736,427	461,060	1,109,872	243,739	336,833
General and Administrative Expenses	11,228,982	6,809,687	5,238,541	6,001,054	4,311,659	3,655,597	2,483,388
Depreciation and Amortization	298,774	250,271	214,514	148,165	141,637	77,303	74,852
Total Costs and Expenses	13,627,176	13,176,445	9,189,482	6,610,279	5,563,168	3,976,639	2,895,073
Operating Loss	(11,410,960)	(9,088,017)	(5,453,055)	(6,068,057)	(4,389,897)	(3,649,690)	(2,605,208)
Other Income (Expense)
Interest Income	447,854	232,692	23,645	290,777	283,199	132,240	182,635
Interest Expense	(8,919)	(6,066)	(15,900)	(6,202)	(6,738)	(2,283)	(2,269)
Other income	300	33,071	—	583,117	—	—
Total Other Income (Expense)	439,235	259,697	7,745	867,692	276,461	129,957	180,366
(Loss) Income Before Income Taxes	(10,971,725)	(8,828,320)	(5,445,310)	(5,200,365)	(4,113,436)	(3,519,733)	(2,424,842)
Income Tax Expense (Benefit)	427,127	11,450	(84,045)	800	800	400	400
(Loss) Income from Continuing Operations	(11,398,852)	(8,839,770)	(5,361,265)	(5,201,165)	(4,114,236)	(3,520,133)	(2,425,242)
(Loss) Income from Discontinued Operations	(2,716,405)	(2,573,850)	1,403,084	(2,900,473)	(231,466)	(3,235,321)	(495,051)
Net (loss) income	(14,115,257)	(11,413,620)	(3,958,181)	(8,101,638)	(4,345,702)	(6,755,454)	(2,920,293)
Preferred Securities Dividend Requirements	(197,715)	(5,000)	(5,000)	(669,790)	(2,500)	(333,922)	(1,250)
Beneficial Conversion Feature of Preferred Stock	(4,131,022)	—	—	—	—	—
Loss Available to Common Shareholders	(18,443,994)	(11,418,620)	(3,963,181)	(8,771,428)	(4,348,202)	(7,089,376)	(2,921,543)
Weighted Average Common Shares Outstanding (Diluted)	9,634,824	7,384,458	4,583,335	9,867,253	9,619,481	10,026,848	9,645,754
Diluted Earnings (Loss) Per Common Share
From Continuing Operations	$(1.63)	$(1.20)	$(1.17)	$(0.60)	$(0.43)	$(0.39)	$(0.25)
From Discontinued Operations	$(0.28)	$(0.35)	$0.31	$(0.29)	$(0.02)	$(0.32)	$(0.05)
From Continuing and Discontinued Operations	$(1.91)	$(1.55)	$(0.86)	$(0.89)	$(0.45)	$(0.71)	$(0.30)
Balance Sheet Data from Continuing Operations
Total Assets	93,051,167	27,705,360	11,314,064	91,604,352	24,392,199	91,604,352	24,392,199
Working Capital	64,261,047	14,176,156	1,013,518	54,365,647	7,919,232	54,365,647	7,919,232
Long Term Obligations	62,904,550	2,927,765	2,490,420	63,119,621	2,898,614	63,119,621	2,898,614
Shareholders Equity	18,520,812	25,697,272	10,218,328	14,864,535	22,719,072	14,864,535	22,719,072

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with our unaudited financial statements and accompanying notes included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and our audited financial statements and accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2006, each of which is on file with the Securities and Exchange Commission and incorporated by reference in this prospectus. In addition to historical information, the following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated by the forward-looking statements due to important factors and risks including, but not limited to, those described in this prospectus under the heading “Risk Factors”, as well as other factors set forth in other filings we make with the Securities and Exchange Commission.

Overview

We are a developer, owner, and operator of renewable energy production facilities. Our goal is to produce energy that is Beyond Renewable™, which we define as energy that not only uses waste materials and by-products instead of precious resources, but energy that is also clean, reliable, and cost-effective. Since inception, we have been an independent developer and owner of non-commodity, renewable and alternative energy facilities that produce biofuels or electricity by utilizing fuel derived from our waste management processes or alternative fuel sources such as waste coal. Such fuel sources generally are not subject to the pricing and market fluctuations of commodity fuels and, in some instances, are considered renewable energy fuels. We have developed three anaerobic digester facilities devoted to the generation of electricity, seven hydroelectric plants, two municipal waste projects, and three waste coal-fired generating facilities. We sold or transferred all of these projects either in development or after completion. We have substantially completed construction of the Huckabay Ridge facility in Stephenville, Texas, a large-scale, multi-digester facility for the production of pipeline-grade natural gas which we expect to achieve commercial operation in the second half of 2007. Historically, we have had two principal business units, Buzzard Power Corporation (which is now presented as discontinued operations) and Microgy, Inc., which are described below. We believe that Microgy represents a substantial portion of the future potential growth of Environmental Power Corporation and, as such, we are investing substantially all of our available resources, in terms of both financial and human capital, to take advantage of Microgy’s opportunities.

Microgy

Microgy is a developer of renewable energy facilities for the production and commercial application of methane-rich biogas from agricultural and food industry wastes. The biogas can be used to produce renewable, pipeline-grade methane gas (which we refer to as RNGTM) marketable biogas, liquefied natural gas (referred to as LNG) renewable electrical energy or thermal energy, as well as other useful by-products. Microgy’s systems utilize a proven European biogas production technology that we believe is superior to other such technologies. Microgy owns the exclusive North American license to this technology. In addition, Microgy has developed, for itself, significant engineering, construction and process knowledge regarding these systems.

In addition to the value generated from the production and sale of renewable gas, we believe that our facilities can generate additional environmental benefits with significant economic and social value by providing a valuable waste management solution for farms and other producers of organic wastes and by-products, such as those in the food industry. Federal and state agencies either have passed or may be in the process of passing regulations that require concentrated animal feeding operations (referred to as AFOs) to implement changes to their current waste management practices. We believe that these increasingly stringent environmental regulations will be another significant factor driving adoption of our systems.

We believe that a number of factors, including high energy prices, increasing desire for renewable energy sources and more stringent environmental and waste management requirements, will continue to provide a favorable market environment for our business.

Microgy Holdings, LLC was formed in 2006 as a subsidiary of Environmental Power Corporation in connection with the $60 million tax-exempt debt financing we completed in November 2006 relating to the construction and operations of four RNG™ facilities in Texas. This entity and its subsidiaries are included in the Microgy segment.

Discontinued Operations

Buzzard Power Corporation, referred to as Buzzard, is a subsidiary of our wholly owned subsidiary, EPC Corporation. Buzzard leases its generating facility from Scrubgrass Generating Company, L.P. The Scrubgrass plant, referred to as Scrubgrass, located on a 600-acre site in Venango County, Pennsylvania, is an approximate 83 megawatt waste coal-fired electric generating station.

On May 31, 2007, our board of directors authorized management to enter into negotiations regarding the disposition of the leasehold interest in the Scrubgrass generating facility held by Buzzard. The contemplated disposition of the lease is expected to have a combined transaction value of approximately $3.0 million, including cash payments to Buzzard to cover expenses, forgiveness of indebtedness of EPC Corporation, and recognition of deferred gain.

The lease for the Scrubgrass facility will be terminated or assigned and all obligations of all parties relative to the lease arrangement will be cancelled. The anticipated agreement would resolve all issues relating to possible present and future defaults by Buzzard under the lease for the Scrubgrass facility and related forbearance, as described in our filings with the Securities and Exchange Commission. It is contemplated that our subsidiary, EPC Corporation, will enter into a contemporaneous loan termination agreement with Crystal Creek Coalpower Funding LLC, an affiliate of ArcLight Capital Partners, L.P. Closing is expected to be conditioned on obtaining normal project financing consents, none of which is expected to be withheld or materially delayed. We expect the closing to occur in the second half of 2007.

In the course of their negotiations, Scrubgrass Generating Company L.P (referred to as SGC) and Buzzard entered into an interim agreement to amend the forbearance agreement between them dated as of December 11, 2006, in order to provide for an extension of the “Forbearance Termination Date” (as defined therein) to August 31, 2007. We expect this date will be extended to September 30, 2007, pending receipt of applicable bank consents. As reported in Form 8-K dated December 11, 2006, as filed with the U.S. Securities and Exchange Commission, under the forbearance agreement, Scrubgrass agrees that, until the Forbearance Termination Date, it will forbear from exercising its rights and remedies under the Lease Agreement with respect to certain missed rental payments. Should the parties not reach agreement on the disposition of the leasehold interest, SGC may elect to pursue its remedies for default based on the missed rental payment and, in addition, Crystal Creek Coalpower may pursue a claim of default against EPC Corporation related to its alleged failure to make payments of interest when due in connection with the EPC Corporation 20.0% Senior Secured Note Due December 31, 2012. Default by Buzzard under the lease agreement and by EPC Corporation in connection with the foregoing note is without recourse against Environmental Power Corporation, except to the extent of its interest in EPC Corporation.

Prior to the Board’s decision to authorize management to enter into negotiations regarding the disposition of the lease on the Scrubgrass facility, we were reporting financial results in three operating segments, Buzzard, Microgy, and All Other Segments, the last of which is comprised of corporate items that are not directly tied to either the Buzzard or Microgy operating segments. Upon disposition of the lease for the Scrubgrass facility, we will have only two reporting segments. The assets and liabilities of Buzzard have been reported as “Discontinued Operations” on the consolidated balance sheets and consolidated statements of operations of Environmental Power beginning with the financial statements included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

Approximately $51.7 million, or 95.9%, of our $53.9 million in total consolidated revenues for the fiscal year ended December 31, 2006 were derived from Buzzard. The disposition of Buzzard’s leasehold interest in the Scrubgrass facility will substantially reduce our revenue base and continue our trend of operating losses and uses of cash until the revenue base for Microgy grows to sufficient levels to support our expense base.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the reporting period, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Management believes the following critical accounting policies, among others discussed in Note B to our consolidated annual financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this prospectus, involve more significant judgments and estimates used in the preparation of our consolidated financial statements.

Method of Accounting for Contracts

Revenues and profits from our contracts, with Dairyland Power Cooperative, referred to as Dairyland, which appear as Microgy revenues on our income statement, are generally recognized by applying percentages of completion for the period to the total estimated profits for the respective contracts. Percentage of completion is determined by relating the actual cost of the work performed to date to the current estimated total cost of the respective contracts. When the estimate on a contract indicates a loss, our policy is to record the entire loss during the accounting period in which it is estimated. In the ordinary course of business, at a minimum on a quarterly basis, we prepare updated estimates of the total forecasted revenue, cost and profit or loss for each contract. The cumulative effect of revisions in estimates of the total forecasted revenue and costs during the course of the work is reflected in the accounting period in which the facts that caused the revision become known. The financial impact of these revisions to any one contract is a function of both the amount of the revision and the percentage of completion of the contract. An amount equal to the costs incurred is included in the total estimated revenue when realization is probable. Profit from unapproved change orders and claims is recorded in the period such amounts are resolved. As of December 31, 2006, we have recognized a total loss on our Dairyland contracts of approximately $309,000.

In accordance with normal practice in the construction industry, we include in current assets and current liabilities amounts related to construction contracts realizable and payable over a period in excess of one year. Billings in excess of revenues or deferred contract revenues represent the excess of billings to date over the amount of contract costs and profits (or contract revenue) recognized to date on the percentage of completion accounting method on certain contracts. Unbilled work represents the excess of contract costs and profits (or contract revenue) recognized to date on the percentage of completion accounting method over billings to date on the remaining contracts. Unbilled revenues and billings in excess of revenues related to our contracts at December 31, 2006, 2005 and 2004, consisted of the following:

	December 31,
Accounting for Contracts	2006	2005	2004
Billings in excess of revenues	—	$457,719	$737,082
Unbilled revenues	—	$58,448	$624,683

We record revenues for operation and maintenance of the facilities at the Dairyland sites which appear as Microgy revenue on our income statement. Operations and maintenance revenues are recorded as services are provided and billed on a monthly basis.

Notes Receivable

During 2005, we completed construction of the digesters at Five Star Dairy and Wild Rose Dairy. During 2006, we completed construction at the Norswiss Dairy. Each digester has begun operations. The sales price for each digester is $1.0 million. We will be paid from the cash flow from the sale of gas generated under the applicable biogas supply agreement between the digester owner and Dairyland, which extends through 11 years after the sale for the facility to which it relates. We will be paid up to a maximum of $3.1 million plus interest at 5% per annum, which is evidenced by three notes of approximately $1.0 million each. Accordingly, we have valued these notes based on our current estimate of the future cash flow stream from the sale of gas, which we estimate will be $2.4 million. We will continue to evaluate the estimated operating cash flows from these digesters that support the ability to realize these notes and make further adjustments, if required. Please see the discussion of these notes set forth below for more information.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as our deferred gain and lease rights, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the consolidated statement of operations.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. As of December 31, 2006, we had recorded a deferred income tax asset of $10.3 million and a valuation allowance of $10.3 million against our gross deferred income tax assets; due to uncertainties related to our ability to utilize some of our net operating loss carry forwards before they expire. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

Intangible Assets

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 142, “Goodwill and Other Intangible Assets.” The most significant changes made by SFAS No. 142 are:

•	goodwill and indefinite-lived intangible assets will be tested for impairment at least annually;

•	goodwill and indefinite-lived intangible assets will no longer be amortized to income; and

•	the amortization period of intangible assets with finite lives will no longer be limited to forty years.

The provisions of SFAS 142 were applied to the goodwill and intangible assets of $4.9 million acquired in the Microgy acquisition. We did not have goodwill or intangible assets recorded on our balance sheet prior to the Microgy acquisition. We adopted SFAS 142 on January 1, 2002 and completed the transitional impairment testing in June 2002 and the required testing annually through December 31, 2006. We assessed the implied fair value of the reporting unit by using a projected discounted cash flow analysis. Given consideration of these factors, we concluded that the fair value of the reporting unit exceeded the carrying amount of its net assets and, thus, goodwill was not impaired as of December 31, 2006.

Stock Based Compensation Expense

The employee stock-based compensation expense recognized under FAS123R and presented in the pro forma disclosure required under FAS123 was determined using the Black Scholes option valuation model. Option valuation models require the input of subjective assumptions and these assumptions can vary over time.

Employee stock-based compensation expense recognized in 2006 was calculated based on awards ultimately expected to vest and has been reduced for estimated forfeitures. FAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. A forfeiture rate of 0% to 25% is applied to the stock-based compensation expense, determined through historical experience of employee stock options. We base our determination of expected volatility and expected term primarily on our assessment of the historical volatility of our common stock and historical exercise of stock options and post-vesting termination activity.

In October of 2006, Microgy entered a Business Development Agreement with Cargill, pursuant to which Cargill would receive warrants to purchase our common stock in exchange for the identification of anaerobic digester projects. Our accounting policy for equity instruments issued to consultants and vendors in exchange for goods and services follows the provisions of EITF 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services and EITF 00-18, Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees. The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendors performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement. In accordance to EITF 00-18, an asset acquired in exchange for the issuance of fully vested, non-forfeitable equity instruments should not be presented or classified as an offset to equity on the grantors balance sheet once the equity instrument is granted for accounting purposes. Accordingly, we record the fair value of non-forfeitable common stock issued for future consulting services as prepaid services in its consolidated balance sheet.

Critical Accounting Policies of Discontinued Operations

Discontinued Operations

The assets and liabilities of Buzzard have been accounted for as discontinued operations for sale for all periods presented in accordance with the criterion established in Statement of Financial Accounting Standard (“SFAS”) No. 144 “Accounting for Impairment or Disposal of Long-Lived Assets.” We will not have a continuing involvement with the Buzzard business after the closing of the disposition of the leasehold interest in the Scrubgrass facility and will not continue any revenue or active cost-generating activities related to Buzzard. We currently record a valuation allowance against the deferred tax asset of Buzzard. Upon the completion of the company’s termination of the Buzzard leasehold interest, the company will hold no deferred tax assets or liabilities.

Sale and Lease-Back Accounting

Our 1990 sale of Scrubgrass Power Corporation, the original developer of the Scrubgrass facility, was not treated as a sale for financial accounting purposes. This was originally due to the existence of an option that enabled us to reacquire Buzzard, then a wholly owned subsidiary of Scrubgrass Power Corporation and owner of the right to lease the Scrubgrass facility, for a substantial portion of its commercial operation. We exercised our option and reacquired Buzzard in 1991 so that we would have the right to lease the Scrubgrass facility. The then-proposed lease provided Buzzard with a fair market value purchase option to acquire the Scrubgrass facility at the end of the lease. This option meant that we had retained substantial risks or rewards of ownership of Scrubgrass. Therefore, we were not permitted to recognize the sale until 1993, when we agreed to a modification to the proposed form of lease and relinquished the fair market value purchase option. Accordingly, we removed from our consolidated financial statements the gross assets and liabilities of the Scrubgrass facility and reported a gain of $6.8 million arising from the sale of Scrubgrass. However, due to our anticipated involvement with the lease, we were required to defer our gain over the 22-year minimum lease term, which commenced on June 30, 1994. In connection with the operating lease, we incurred aggregate costs of $3.3 million to reacquire Buzzard, the lessee of Scrubgrass, and capitalized these costs as the value of our lease rights. The value of our lease rights is also being amortized over the 22-year minimum lease term, which commenced on June 30, 1994.

Lease Expense Recognition

Buzzard has a long-term lease agreement for Scrubgrass, which commenced on June 30, 1994, and continues for a 22-year minimum lease term. Under the terms of the lease, Buzzard, as lessee, is required to pay the lessor a specified base rent, which consists of all of the lessor’s debt service, scheduled equity repayment, base return on equity and related expenses. Buzzard is also required to pay the lessor an additional rent of 50% of the net cash flows Buzzard receives from the operation of Scrubgrass. The lessor’s specified base rent increases over time and is based on a schedule that follows the expected receipt of revenues. In accordance with GAAP, Buzzard is required to aggregate the estimated lease payments over the life of the lease and recognize them on a straight-line basis over the 22-year lease term. As such, during the earlier years of the lease agreement, a portion of Buzzard’s lease expenses will be paid in cash and a portion will be recorded as a liability.

As of December 31, 2006, we have a deferred lease expense of $73.3 million recorded on our consolidated balance sheet. This liability represents accumulated lease expenses recorded on a straight-line basis in previous years that have not been paid to the lessor. After 2005, cash payments to the lessor will exceed the lease expenses recorded on a straight-line basis and the accrued lease expense will be decreased and reach zero by the end of the lease term. This straight-line accounting treatment of certain lease expenses under the Scrubgrass lease resulted in the recognition of non-cash revenue of $4.2 million in 2006. The Scrubgrass lease resulted in recognition of non-cash lease expense of $122,000, and $2.1 million for the years ended December 31, 2005, and 2004 respectively. Additional rents are not part of this straight-line basis and are recorded as incurred. Our subsidiary, EPC Corporation, which owns 100% of Buzzard’s common stock, is not liable for future lease rental payments. Buzzard’s stock is pledged as security, and Buzzard is only liable for future lease rental payments to the extent Buzzard receives cash receipts from future power generation revenues.

As of December 31, 2006, without regard to straight-line lease accounting, we estimate the future minimum lease payments over the remaining base term of the Scrubgrass lease are as follows:

2007	2008	2009	2010	2011	Thereafter	Total
$28,910,000	$29,390,000	$32,459,000	$35,944,000	$39,761,000	$111,686,000	$278,150,000

Our lease expense components, which are discussed in the following paragraphs, consist of specified base rent payments, calculated on a straight-line basis, and additional rent.

As noted above, Buzzard, as lessee, is required to pay the lessor a specified base rent, which consists of all of the lessor’s debt service, scheduled equity repayment, base return on equity and related expenses. The lessor’s debt service largely consists of debt obligations with variable interest rates. Therefore, in order to calculate future minimum lease payments, we estimate an average interest rate which will be payable in the future for each variable rate debt obligation. Since actual interest rates will differ from these estimates, our actual lease expense reported in future periods will differ from these estimates, and the differences may be material.

In order to calculate the straight-line lease expense, we take the total of the estimated future minimum lease payments over the lease term and divide this total by the lease term to get an annual lease expense. The annual lease expense is then compared to the total amount projected to be paid to the lessor in each period, and the difference is reported as a deferred lease expense in our consolidated financial statements. Any differences between actual lease billings and projected lease billings, which principally result from variances between actual interest rates and projected interest rates, are reported as a lease expense in the current period.

Buzzard is also required to pay the lessor an additional rent, in addition to the specified base rent, which additional rent represents 50% of the net cash flows Buzzard receives from the operation of Scrubgrass. We estimate and accrue additional rent in the accounting period when earned. However, because additional rent is based on cash flows and not earnings, we are required to determine when the cash flows were generated from operations, which is inherently subjective. Lease expenses may also cause large fluctuations between accounting periods in our reported earnings since the specified base rent and additional rent are not directly related to our earnings. Additional rent is not part of the straight-line lease expense calculation.

Revenue Recognition

We record power generation revenues when electricity is transmitted to the utility under the terms of the underlying power sales agreement. However, under the terms of our long-term power sales agreement, or PSA, with Pennsylvania Electric Company, or Penelec, the same annual generation of electricity is expected to result in significant increases in revenues over the life of the PSA. For various reasons, including the requirement that all the power generated by the Scrubgrass facility be sold to one customer, we account for power generation revenues under the lease accounting rules as if the power sales agreement were a sublease to this customer. In accordance with GAAP, we are therefore required to aggregate the expected revenue to be received over the life of the power sales agreement and recognize it on a straight-line basis over the 22-year lease term. As such, during the early years of the power sales agreement with Penelec, a portion of our power generation revenues will be received in cash and a portion will be recorded to an asset. However, because we cannot predict whether revenues would be collected over the entire life of the power sales agreement, and, absent revenues, whether Buzzard would be able to perform under the lease, the recognition of revenue on a straight-line basis has been limited to the recognition of lease expense on a straight-line basis. As a result, net income is not affected by straight-line lease and revenue accounting.

As of December 31, 2006, we have accrued power generation revenue of $73.3 million recorded on our consolidated balance sheet, which is equal in amount to the deferred lease expense. This asset represents accumulated revenue recorded on a straight-line basis in previous years that has not been collected from Penelec. This straight-line accounting treatment of power generation revenue under the PSA with Penelec resulted in non-cash expense of $4.2 million in 2006 and non-cash revenues of $122,000, and $2.1 million for the years ended December 31, 2006, 2005 and 2004 respectively. From 2006 forward, we expect that our cash receipts from Penelec will exceed the revenues recorded on a straight-line basis and the accrued power generation revenue will be decreased and reach zero by the end of the lease term. Future cash collections from power generation revenue may vary from the projections used to aggregate the expected revenue to be received over the life of the power sales agreement, which we recognize on a straight-line basis over the 22-year lease term.

RESULTS OF OPERATIONS

Comparison of the Six Months Ended June 30, 2007 and 2006.

For the six months ended June 30, 2007, we had a loss available to common shareholders of $8.8 million, or loss per common share of $0.89, compared to loss available to common shareholders of $4.3 million, or loss per common share of $0.45, for the six months ended June 30, 2006. For the six months ended June 30, 2007, we had a loss available to common shareholders from continuing operations of $5.9 million, or loss per share from continuing operations of $0.60, compared to a loss available to common shareholders from continuing operations of $4.1 million, or loss per share from continuing operations of $0.43, for the six months ended June 30, 2006. The increase in loss was primarily attributable to an increase in costs and expenses of $1.0 million, a decrease in revenue of $631,000, and a $667,000 increase in preferred dividend requirements that we did not have in the 2006 period. These amounts were partially offset by a $583,000 increase in other income related to the release of the Sunnyside contingent liabilities. These changes are discussed in more detail below.

Revenues from continuing operations decreased by $631,000, or 54%, to $542,000 for the six months ended June 30, 2007, as compared to $1.2 million for the same period in 2006. This decrease in revenue is due mainly to the change in business model from a model where facilities are sold, to the current ownership model, where we build and operate facilities for our own account. Revenues from the operation and maintenance of facilities increased to $542,000 for the six months ended June 30, 2007, compared to $242,000 for the same period in the prior year. This increase is primarily due to increased gas production at the Wisconsin facilities, and the fact that not all of the Wisconsin facilities were operational in the six months ended June 30, 2006. In 2006, we recognized $1.0 million from the sale of the Wisconsin facilities whereas there were no such sales in 2007.

Costs and expenses from continuing operations increased by $1.0 million to $6.6 million for the six months ended June 30, 2007, as compared to $5.6 million for the same period in 2006. A $759,000 increase in non-cash compensation expense and a $338,000 increase in payroll related expenses including severance were partially offset by a $152,000 decrease in travel and entertainment expenses.

We have one primary business segment, Microgy. The results of operations for this business segment, as well as All Other Segments, which is comprised of parent company expenses and non-current business segments, and discontinued operations, comprised of the results of our Buzzard subsidiary, are discussed below.

Microgy

Pre-tax losses at Microgy increased to $3.0 million for the six months ended June 30, 2007, as compared to $2.9 million for the six months ended June 30, 2006. A $630,000 decrease in revenue was offset by a $649,000 decrease in costs of revenue. In addition, a $300,000 increase in development expenses was offset by a $300,000 decrease in payroll expenses. These changes are discussed in more detail below.

Microgy recognized revenues of $542,000 for the six months ended June 30, 2007, compared to $1.2 million for the same period in 2006. This decrease is due primarily to the shift in corporate emphasis from a sales model, where we sell facilities to third parties, to an ownership model, where we construct facilities for our own account. In the six months ended June 30, 2006, $1.0 million of revenues for the period were associated with the construction of facilities for the account of third parties under our relationship with Dairyland using the percentage of completion method, and $242,000 of revenues for the period related to the management of these facilities. In the six months ended June 30, 2007, all $542,000 of revenue was from our contracts to provide operations and maintenance services for the Wisconsin facilities.

Microgy’s cost of revenue decreased to $461,000 for the six months ended June 30, 2007, as compared to $1.1 million for the same period in 2006. This decrease is due primarily to the shift in emphasis from a sales model to an ownership model, as discussed above. In the six months ended June 30, 2006, $476,000 of the

$1.1 million in costs of revenue was related to the construction of facilities constructed for sale to third parties. Operations and maintenance costs decreased from $634,000 in the six months ended June 30, 2006 to $461,000 in the six months ended June 30, 2007, due primarily to lower repair costs at the Wisconsin facilities.

General and administrative expenses for Microgy increased by $134,000 to $3.0 million for the six months ended June 30, 2007, as compared to $2.8 million for the same period in 2006. This increase was primarily due to a $338,000 increase in corporate overhead allocation to $1.2 million in the six months ended June 30, 2007 from $880,000 in the same period in 2006. The increase is also attributable in part to an increase in development costs of $300,000 during the six months ended June 30, 2007. These increases were partially offset by a $300,000 decrease in payroll expenses and a $136,000 decrease in travel and entertainment expenses.

In the six months ended June 30, 2007, our construction in progress balance increased by $7.8 million to a total of $21.9 million. Of the $21.9 million, $18.4 million of this balance is related to the Huckabay Ridge facility. In the six months ended June 30, 2006, our construction in progress balance increased by $3.3 million to $4.2 million.

All Other Segments

All other segments are comprised of corporate expenses and non-current business segments. We did not have any revenues in these segments for the six months ended June 30, 2007 or 2006. We had a pre-tax loss in this segment of $2.2 million for the six months ended June 30, 2007, compared to a pre-tax loss of $1.2 million for the same period in 2006. The increase in pre-tax loss is primarily due to increases in non-cash compensation expense of $759,000, as described in more detail below.

In the six months ended June 30, 2007, we recognized $1.4 million of non-cash compensation expenses due primarily to the FAS 123R treatment of options and stock appreciation rights issued to employees. In the six months ended June 30, 2006, we recognized non-cash compensation expense of $677,000 due primarily to the variable accounting treatment of performance-based options.

As the result of the issuance of our series A preferred stock in November 2006, we experienced an increase in preferred security dividend requirements from $2,500 for the six months ended June 30, 2006 to $669,790 for the six months ended June 30, 2007.

The foregoing expenses were offset in part by total other income in this segment of $866,000 for the six months ended June 30, 2007, compared to income of $279,000 for the same period in 2006. The increase in other income is primarily due to the expiration of the statute of limitations regarding the Sunnyside project liability, which provided $583,000 in other income.

Discontinued Operations

Discontinued Operations accounted for a pre-tax loss of $2.9 million for the six months ended June 30, 2007, compared to a $232,000 pre-tax loss for the same period in 2006. This increase in pre-tax loss is primarily due to an increase in operating expenses of $3.3 million, and a decrease in power revenues of $1.2 million. These changes were partially offset by a $1.7 million dollar decrease in lease expense.

Billed power generation revenues at Buzzard increased by $255,000 to $28.8 million for the six months ended June 30, 2007 as a result of increased power rates, as compared to $28.6 million for the six months ended June 30, 2006. Buzzard operated at 91.7% of capacity for this period, compared to 96.9% of capacity for the same period in 2006. The decrease was a result of a twelve day maintenance outage in the month of May. The decrease in capacity was offset by a 7% increase in billed power rates in 2007. This increase in billed power generation revenues was completely offset by a decrease in accrued power generation revenues of $1.4 million.

The accrued power generation revenues result from the FAS 13 accounting treatment of the Scrubgrass lease. In accordance with GAAP, we are required to treat our power sales agreement with Penelec as a lease, aggregate the minimum lease payments expected to be received over its life, and recognize it on a straight-line basis over the 22-year lease term. However, we have limited the recognition of accrued power revenues to the recognition of the deemed minimum payments of the facility lease so that we do not recognize any profits early related to executory costs or payment for goods and services other than solely for the right to use the facility. This minimum lease payment component will continue to decrease in subsequent years, lowering our reported power generation revenues. This adjustment has no effect on pre-tax income because it is completely offset by an accrued lease expense.

Total operating expenses at Buzzard for the six months ended June 30, 2007 increased by $3.3 million to $17.4 million, as compared to $14.1 million for the same period in 2006. This increase was primarily a result of increases in maintenance costs of $2.7 million and labor costs of $573,000. Lease expenses at Buzzard decreased by $1.7 million to $9.3 million in the six months ended June 30, 2007, compared to $11.0 million in the six months ended June 30, 2006. General and administrative expenses decreased by $139,000 to $1.2 million in the six months ended June 30, 2007, as compared to $1.3 million in the same period in 2006, primarily due to a decrease in corporate overhead.

Comparison of the Three Months Ended June 30, 2007 and 2006.

For the three months ended June 30, 2007, we had a net loss available to common stockholders of $7.1 million, or $0.71 per common share, compared to a loss of $2.9 million, or $0.30 per common share, for the three months ended June 30, 2006. For the three months ended June 30, 2007, we had a net loss available to common stockholders from continuing operations of $3.9 million, or $0.39 per common share, compared to a net loss available to common stockholders of $2.4 million from continuing operations, or $0.25 per common share, for the three months ended June 30, 2006. The increase in net loss was due to a $1.2 million increase in general and administrative expenses, primarily due to increased non-cash compensation expense, and a $332,672 increase in preferred dividend requirements.

Revenues from continuing operations increased slightly to $327,000 for the three months ended June 30, 2007, as compared to $290,000 from the same period in 2006.

Costs and expenses from continuing operations increased by $1.1 million to $4.0 million for the three months ending June 30, 2007, as compared to $2.9 million for the same period in 2006. The increase was primarily attributable to a $1.2 million increase in general and administrative expenses, due primarily to a $385,000 increase in non-cash compensation expense and a $571,000 increase in payroll expenses as a result of severance contracts entered into during the 2007 period. These increases were partially offset by a $93,000 decrease in costs of revenue at Microgy.

The reasons for the foregoing changes are discussed in more detail below.

Microgy

Pre-tax losses at Microgy were $1.6 million for both the three months ended June 30, 2007 and the three months ended June 30, 2006. A $37,000 increase in revenue and a $93,000 decrease in costs of revenue were partially offset by an $80,000 increase in general and administrative expenses.

Microgy recognized revenues of $327,000 for the three months ended June 30, 2007, up slightly from $290,000 for the same period in 2006. This increase is due to higher gas revenues at the Wisconsin facilities, as these facilities operated at a higher average capacity, due principally to the fact that all three facilities produced gas in the second quarter of 2007 while only two facilities produced gas in the second quarter of 2006.

Cost of revenue at Microgy decreased to $244,000 for the three months ended June 30, 2007, as compared to $337,000 for the same period in 2006. This decrease is due primarily to the shift in emphasis from a sales model to an ownership model. General and administrative expenses at Microgy remained essentially flat at $1.6 million for the three months ended June 30, 2007, compared to $1.5 million for the three months ended June 30, 2006. A $300,000 increase in development costs was partially offset by a $111,000 decrease in salary costs and an $64,000 decrease in travel and entertainment expenses.

All Other Segments

All other segments are comprised of corporate expenses and non-current business segments. We did not have any revenues in these segments for the three months ended June 30, 2007. We had pre-tax loss in this segment of $2.0 million for the three months ended June 30, 2007, compared to a pre-tax loss of $817,000 for the three months ended June 30, 2006. This increase in pre-tax loss is primarily attributable to a $385,000 increase in non-cash compensation expense as well as a $682,000 increase in payroll expenses.

The accounting for non-cash compensation expense, in accordance with FAS 123R resulted in a non-cash compensation expense of $898,000 for the three months ended June 30, 2007. Please see Note E to the condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, which is incorporated by reference in this prospectus, for more information.

As the result of the issuance of our series A preferred stock in November 2006, we experienced an increase in preferred security dividend requirements from $1,250 for the three months ended June 30, 2006, as compared to $333,922 for the three months ended June 30, 2007.

The foregoing expenses were offset in part by total other income in this segment of $130,000 for the three months ended June 30, 2007, compared to income of $181,000 for the same period in 2006. The decrease in total other income was due to decreased interest income.

Discontinued Operations

We experienced a pre-tax loss from Discontinued Operations of $3.2 million for the three months ended June 30, 2007, compared to a pre-tax loss of $503,000 for the three months ended June 30, 2006.

Billed power revenues at Buzzard, which consist of power generation revenues decreased to $13.1 million for the three months ended June 30, 2007, compared to $14.0 million for the same period in 2006. Buzzard operated at 82.93% of capacity for this period, compared to 94.6% of capacity for the same period in 2006. The decrease in capacity was the result of a 12 day maintenance outage in the month of May. Billed power rates also increased by 7% as compared to the prior year period. Accrued power generation revenues were a $1.8 million offset to Buzzard revenue, compared to a $1.1 million offset in the previous year. The accrued power generation revenues result from the FAS 13 accounting treatment of the Scrubgrass lease. In accordance with GAAP, we are required to treat our power sales agreement with Penelec as a lease, aggregate the minimum lease payments expected to be received over its life, and recognize it on a straight-line basis over the 22-year lease term. However, we have limited the recognition of accrued power revenues to the recognition of the deemed minimum payments of the facility lease so that we do not recognize any profits early related to executory costs or payment for goods and services other than solely for the right to use the facility. This minimum lease payment component is higher in the early years, decreases in the subsequent years, and reverses itself in the later years of the power purchase agreement. This adjustment has no effect on pre-tax income because it is completely offset by an accrued lease expense.

Total operating expenses at Buzzard for the three months ended June 30, 2007 increased by $2.9 million to $10.0 million, as compared to $7.1 million for the same period in 2006 due to a $2.7 million dollar increase in maintenance costs and a $488,000 dollar increase in labor costs associated with May’s maintenance outage. These increases were partially offset by a $310,000 decrease in fuel costs compared to the same period in the prior year.

Lease expenses at Buzzard for the three months ended June 30, 2007 decreased to $3.8 million, compared to $5.6 million for the same period in 2006. General and administrative expenses decreased to $595,000 in the three months ended June 30, 2007, compared to $654,000 in the same period in the prior year, due primarily to a $54,000 decrease in general overhead fees.

Comparison of the Years Ended December 31, 2006 and 2005

For the year ended December 31, 2006, we had a loss available to common shareholders of $18.4 million, or loss per common share of $1.91, compared to net loss available to common shareholders of $11.4 million, or loss per common share of $1.55, for the year ended December 31, 2005. The increase in net loss available was primarily attributable to a $1.9 million dollar decrease in revenues from continuing operations and a $1.9 million dollar increase in non-cash compensation. A charge of $4.1 million due to the accounting for the beneficial conversion feature of our series A preferred stock issued in November 2006, is presented as a loss available to common shareholders, and not included in net loss.

Revenues from continuing operations decreased by $1.9 million, or 46%, to $2.2 million for the twelve months December 31, 2006, as compared to $4.1 million for the same period in 2005. Due to the shift in our business strategy to build, own, and operate larger RNG™ facilities, we experienced a drop in product sales as we stopped selling facilities to external customers and focused on building facilities for our own account. Operations and Maintenance revenues increased by $669,000 to $825,000 in 2006 from $156,000 in 2005, due to increased operations and maintenance activities associated with the Wisconsin facilities. Miscellaneous revenues decreased by $94,000 to $186,000 in 2006 from $280,000 in 2005.

Costs and expenses from continuing operations increased by $451,000 to $13.6 million for the twelve months ended December 31, 2006, as compared to $13.2 million for the same period in 2005. A $4.0 million decrease in costs of goods sold as a result of the shift in business strategy discussed above was offset by a $4.4 million increase in general and administrative expenses. The increases in general and administrative expenses resulted from an increase in non-cash compensation, additional staff expansion, as well as associated professional fees affiliated with increased operations.

We have one primary business segment, Microgy. The results of operations for this business segment, as well as All Other Segments, which is comprised of parent company expenses and non-current business segments, and discontinued operations, comprised of the results of our Buzzard subsidiary, are discussed below.

Microgy

Pre-tax losses at Microgy increased slightly to $6.8 million in 2006 from $6.6 million in 2005. The increase in loss resulted from decreases in revenues of $1.9 million, partially offset by decreases in costs and expenses of $1.7 million.

Microgy’s revenues consist of product revenues related to the sale of anaerobic digestion facilities, operations and maintenance, or O&M, revenues related to the management of certain facilities, and miscellaneous revenues including carbon credits and tipping fees. Total revenues decreased to $2.2 million in 2006 from $4.1 million in 2005. Product revenues decreased to $2.2 million from $4.1 million as we completed the third Wisconsin facility in the third quarter of 2006. Due to the shift in our business strategy to build, own, and operate larger RNG™ facilities, we experienced a drop in product sales as we stopped selling facilities to external customers and focused on building facilities for our own account. O&M revenues increased by $669,000 to $825,000 in 2006 from $156,000 in 2005 due to increased the operations and maintenance activities of the Wisconsin facilities. Miscellaneous revenues decreased by $94,000 to $186,000 in 2006 from $280,000 in 2005. However, we were able to sell approximately 12,000 tons of carbon credits or greenhouse gas, or GHG, credits, relating to calendar years 2005 and 2006, from the Wisconsin facilities for gross proceeds of $13,000 We have joined the Chicago Climate Exchange as a participant member and have had the three facilities’ GHG credits verified. We expect to generate more revenue from the sale of such credits in the future.

Microgy’s cost of goods sold decreased by $4.0 million to $2.1 million in 2006 from $6.1 million in 2005. Construction costs decreased to $812,000 in 2006 from $4.5 million in 2005 as we transitioned our business model from a sell-and-operate model to an own-and-operate model. In 2006, we experienced operating and start-up costs of $1.3 million compared to $890,000 in 2005. In 2005, we also recorded a bad debt allowance of $750,000 on the notes receivable for the three Wisconsin digesters. The commercial terms of the initial projects are not indicative of the commercial terms for future projects. The bad debt allowance on the notes relating to these projects would not be required were gas sold at current market prices. However, in order to expedite the deployment of these initial projects and capture the benefits described above, we chose to accept certain commercial terms and incur certain expenses that we do not expect to incur on future projects. For example, for each of these initial projects, Dairyland is to purchase, for a thirty-year period, the biogas generated by the digester at a below-market price of $3.00 per MMBTU. In addition, initial operating costs of these first facilities are higher than we expect for future projects. As we build additional projects, further implement operational infrastructure and gain operating experience, we expect these costs to decline.

General and administrative expenses for Microgy increased $2.3 million to $6.6 million for 2006, as compared to $4.3 million for 2005. This increase is primarily due to increases in overhead costs of $1.1 million, primarily related to professional fees and salaries, increases in development expenses increased of $685,000, and increases in payroll and benefit expenses of $509,000. All of these expenses are related to the continued development and expansion of our Microgy segment.

All Other Segments

All other segments are comprised of corporate expenses and non-current business segments. We did not have any revenues in these segments for 2006. We had a pre-tax loss in this segment of $4.2 million in 2006 compared to a pre-tax loss of $2.3 million in 2005. The increase in pre-tax loss is primarily due to increases in non-cash compensation expense of $1.1 million; increases in professional fees of $709,000; and decreases in our corporate allocation to our other segments of $980,000, which result in higher costs at the corporate level. The allocations are based upon monthly estimates of time and resources spent on various segment activities. These increases were partially offset by a decrease in pension expense of $464,000 and salary expense of $180,000.

In 2006, the non-cash compensation is based upon the FAS 123(R) accounting of options, resulting in expenses of $2.0 million. In 2005, the accounting for performance-based options and stock grants resulted in expenses of $900,000 in 2005. Because there is uncertainty regarding performance-based options, including vesting and stock price, we applied variable accounting treatment to those options in 2005. When options vest or if it is highly likely that they will vest, we expense the options based upon the then current stock price. These options are re-valued quarterly and any increase or decrease in value is charged to compensation expense. Please see Note I to the consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this prospectus, for more information.

We had other income in this segment of $441,000 for 2006, compared to income of $261,000 for 2005. The increase in other income is primarily due to increases in interest income of $215,000, partially offset by a decrease in miscellaneous income of approximately $33,000.

Discontinued Operations

Discontinued Operations accounted for a pre-tax loss of $2.7 million for the year ended December 31, 2006, compared to pre-tax loss of $2.6 million for 2005. This increased loss is primarily attributable to a $199,000 increase in interest expense, due to higher average balances on the working capital loan and ArcLight loan in 2006. This increase in interest expense was partially offset by an $80,000 decrease in insurance costs.

Revenues at Buzzard, which are comprised of billed power generation revenues and accrued power generation revenues, remained constant at $51.7 million in 2006. Buzzard operated at 97% of capacity in 2006, compared to 90% of capacity for 2005 and billed power rates increased by 4% pursuant to the terms of our PSA with Penelec. Consequently, billed power revenues increased $4.3 million. However, accrued power generation revenues decreased by $4.4 million to a $4.2 million reduction to revenues in 2006, as compared to a $122,000 addition to revenues in 2005. The accrued power generation revenues result from the FAS 13 accounting treatment of the Scrubgrass lease. In accordance with GAAP, we are required to treat Buzzard’s PSA with Penelec as a lease, aggregate the minimum lease payments expected to be received over its life, and recognize it on a straight-line basis over the 22-year lease term. However, we have limited the recognition of accrued power revenues to the recognition of the deemed minimum payments of the facility lease so that we do not recognize any profits early related to executory costs or payment for goods and services other than solely for the right to use the facility. This minimum lease payment component is higher in the early years, decreases in the subsequent years, and reverses itself in the later years of the PSA. This adjustment has no effect on pre-tax income because it is completely offset by an accrued lease expense.

Total costs and expenses at Buzzard remained flat at $54.1 million in 2006 compared to $54.2 million in 2005. Operating expenses including fuel and maintenance costs remained relatively flat at $29.5 million in 2006 compared to $29 million in the prior year. Lease expenses increased by $1.3 million due an increases in interest and principal payments of $5.7 million. These increases were partially offset by a decrease in accrued lease expenses of $4.4 million, relating to the straight-line accounting treatment of the lease of the Buzzard facility. General and administrative expenses decreased by $1.9 million due primarily to a $1.6 million decrease in the allocation of corporate expenses and a $257,000 decrease in professional services.

Comparison of the Years Ended December 31, 2005 and 2004

For the year ended December 31, 2005, we had a loss available to common shareholders of $11.4 million, or loss per common share of $1.55, compared to loss available to common shareholders of $4.0 million, or loss per common share of $0.86, for the same period in 2004. This increase is primarily attributable to an increase in total costs and expenses of $4.0 million, as described in more detail below and a $4 million dollar increase in loss from discontinued operations, also discussed below.

Revenues from continuing operations increased by $352,000, or 9%, to $4.1 million for the twelve months ended December 31, 2005, as compared to $3.7 million for the same period in 2004. We are recognizing revenues associated with the construction of the first three of the projects on which we have commenced construction under our relationship with Dairyland using the percentage of completion method. When the estimate on a contract indicates a loss, our policy is to record the entire loss during the accounting period in which it is estimated. Two of the projects are over 90% complete and the third is over 75% complete.

Costs and expenses increased by $3.9 million, or 43%, to $13.2 million for the twelve months ended December 31, 2005, as compared to $9.2 million for the same period in 2004. This increase was primarily due to increases in general and administrative costs of $1.6 million and in costs of goods sold of $2.4 million. The increases in general and administrative expenses resulted from additional staff expansion, as well as accruals for additional pension obligations, severance pay, and operating expense reserves.

Other income increased to $259,000 in 2005, as compared to other income of $8,000 in 2004. This increase was attributable to an increase in interest income, as our cash balances increased from our public offerings.

We have one primary business segment, Microgy. The results of operations for this business segment, as well as All Other Segments, which is comprised of parent company expenses and non-current business segments, and discontinued operations, comprised of the results of our Buzzard subsidiary, are discussed below.

Microgy

Pre-tax losses at Microgy increased $4.0 million to $6.6 million in 2005 from $2.6 million in 2004. This increase resulted from increases in operating expenses associated with the construction of Microgy’s first three projects, as well as increased development efforts in California and the southwestern United States.

Microgy’s revenues increased slightly to $4.1 million in 2005 from $3.7 million in 2004. We are recognizing revenues associated with the construction of the first three of the projects on which we have commenced construction under our relationship with Dairyland using the percentage of completion method. When the estimate on a contract indicates a loss, our policy is to record the entire loss during the accounting period in which it is estimated. Two of the projects are over 90% complete and the third is over 75% complete.

Microgy’s cost of goods sold increased by $2.4 million to $6.1 million in 2005 from $3.7 million in 2004. Construction costs increased to $4.5 million in 2005 from $3.7 million in 2004. In 2005, we recorded operating and start-up costs of $890,000 and a bad debt allowance of $750,000 relating to the notes on the first three Dairyland projects. These first three projects represent the initial steps in our strategy to commercialize our licensed technology. As such, we have expected and incurred substantial start-up, engineering, and construction costs of that we do not expect to have to incur in future projects. The two completed digesters have been producing gas, and are meeting our initial gas production expectations.

Given the nature of the emerging markets in which we operate, we felt it prudent to expedite the deployment of our initial projects in order to validate our technology and showcase the capabilities of our facilities. We believe that by pursuing this strategy we have successfully accomplished our intended goals. We have begun operations on two facilities, are completing construction on our third, and have demonstrated gas production in excess of target levels. By launching these projects we have demonstrated that the leading European technology at the core of our facilities works in the United States, and have moved next-generation anaerobic digestion power projects in the United States from the conceptual to the operational phase. In addition, we believe that the launch of our first project has generated substantial interest in our technology and our company, laying the groundwork for future growth and increased shareholder value.

The commercial terms of the initial projects are not indicative of the commercial terms for future projects. The bad debt allowance on the notes relating to these projects would not be required were gas sold at current market prices. However, in order to expedite the deployment of these initial projects and capture the benefits described above, we chose to accept certain commercial terms and incur certain expenses that we do not expect to incur on future projects. For example, for each of these initial projects, Dairyland is to purchase, for a thirty-year period, the biogas generated by the digester at a below-market price of $3.00 per MMBTU. In addition, initial operating costs of these first facilities are higher than we expect for future projects. As we build additional projects, further implement operational infrastructure and gain operating experience, we expect these costs to decline.

General and administrative expenses for Microgy increased $1.9 million to $4.3 million for 2005, as compared to $2.4 million for 2004. This increase is primarily due to increases in payroll and benefit expenses of $1.2 million during the 2005 period, due to the additional staff needed for the growth of Microgy, in travel and entertainment expenses of $313,000 and in professional fees of $273,000, in each case as compared to the same period in 2004.

All Other Segments

All other segments are comprised of corporate expenses and non-current business segments. We did not have any revenues in these segments for 2005. We had a pre-tax loss in this segment of $2.3 million in 2005 compared to a pre-tax loss of $2.8 million in 2004. The decrease in pre-tax loss is primarily due to a decrease in non-cash compensation expense of $1.4 million. This decrease was offset by increases in payroll and benefit expenses of $1.1 million, due partially to severance expenses, and in professional services of $814,000, due partially to legal and accounting services.

The accounting for performance-based options and stock grants resulted in expenses of $635,000 in 2005 and $2.3 million in 2004. Please see Note I to the consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this prospectus, for more information. Because there is uncertainty regarding performance-based options, including vesting and stock price, we apply variable accounting treatment to these options. When options vest or if it is highly likely that they will vest, we expense the options based upon the then current stock price. These options are re-valued quarterly and any increase or decrease in value is charged to compensation expense.

We had other income in this segment of $261,000 for 2005, compared to income of $7,000 for 2004. The increase in other income is primarily due to increases in interest income of $209,000, as our cash balances increased from our public offerings.

Discontinued Operations

Discontinued Operations accounted for a pre-tax loss of $2.6 million for the year ended Decemeber 31, 2005, compared to a $1.4 million pre-tax gain for the same period in 2004. This loss is primarily attributable to a $4.3 million decrease in power generation revenues, as described below. Total costs and expenses remained relatively flat.

Revenues at Buzzard, which are comprised of power generation revenues, decreased to $51.7 million in 2005 from $56.1 million in 2004. Buzzard operated at 90% of capacity in 2005, compared to 92% of capacity for 2004. The decrease was also driven by a 2% decrease in billed power rates pursuant to the terms of Buzzard’s PSA with Penelec. Additionally, accrued power generation revenues decreased by $2.0 million to $122,000 in 2005 from $2.1 million in 2004. The accrued power generation revenues result from the FAS 13 accounting treatment of the Scrubgrass lease. In accordance with GAAP, we are required to treat the PSA with Penelec as a lease, aggregate the minimum lease payments expected to be received over its life, and recognize it on a straight-line basis over the 22-year lease term. However, we have limited the recognition of accrued power revenues to the recognition of the deemed minimum payments of the facility lease so that we do not recognize any profits early related to executory costs or payment for goods and services other than solely for the right to use the facility. This minimum lease payment component is higher in the early years, decreases in the subsequent years, and reverses itself in the later years of the PSA. This adjustment has no effect on pre-tax income because it is completely offset by an accrued lease expense.

Total operating costs at Buzzard for 2005 remained flat at $28.9 million compared to $28.6 million in 2004. Lease expenses decreased by $1.2 million due to a decrease in accrued lease expense of $2.0 million and a decrease of $2.0 million in principal and equity rent payments. These decreases were partially offset by increases in interest payments of $2.9 million.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Our net cash used in operating activities was $6.7 million for the six months ended June 30, 2007, compared to cash used in operating activities of $5.2 million for the same period in 2006. We reported a net loss from continuing operations of $5.2 million and a net loss from discontinued operations of $2.9 million for 2007. The following adjustments need to be considered in order to reconcile our net loss in the six months ended June 30, 2007 to our net cash used in operating activities:

Depreciation and amortization — During the six months ended June 30, 2007, we recognized depreciation and amortization expense for lease rights of $74,502, licensed technology rights of $92,750, and property plant and equipment of $63,209.

Interest expense, accrued and added to the balance of borrowing — During the six months ended June 30, 2007, we had $286,000 of interest expense that was added to the outstanding principal balance of the ArcLight loan.

Stock-based compensation — The accounting for options issued to employees resulted in non-cash compensation expenses of $1,436,592 for the six months ended June 30, 2007.

We also offer the following information regarding changes in operating assets and liabilities that most notably impacted our cash position during the first two quarters of 2007:

Receivables — Microgy receivables increased to $267,000 on June 30, 2007 from $110,000 on December 31, 2006 primarily due to increased gas production at the Wisconsin facilities in the second quarter of 2007. Receivables at Buzzard increased to $13.1 million on June 30, 2007 from $12.9 million on December 31, 2006 due to increased power generation revenues in the second quarter of 2007 compared to power generation revenues in the fourth quarter of 2006.

Fuel Inventory — Fuel inventory at Buzzard remained relatively flat at $1.2 million on June 30, 2007, compared to $1.2 million on December 31, 2006.

Accounts payable and accrued expenses — Our accounts payable and accrued expenses not related to accrued preferred dividends remained relatively flat at $13.5 million on June 30, 2007 compared to $13.3 million on December 31, 2006.

Investing Activities

Our cash used for investing activities was $1.2 million for the six months ended June 30, 2007, as compared to $3.5 million in the same period in 2006. Our investing activities were concentrated primarily in the following areas:

Restricted cash — We are required to hold cash associated with our tax-exempt bond financing with a third party disbursement agent. On June 30, 2007, the disbursement agent was holding a balance of $48.8 million in bond proceeds, compared to $52.2 million on December 31, 2006. Additionally, we are contractually required to make scheduled deposits to a restricted maintenance fund for Scrubgrass to ensure that funds are available in the future for scheduled major equipment overhauls. We are allowed to use cash from this restricted maintenance fund for major equipment overhauls at Scrubgrass, subject to certain restrictions. Our restricted cash balance was $2.2 million on June 30, 2007, compared to $3.2 million on December 31, 2006. These funds will be used to pay for future major maintenance expenses.

Construction on projects — Expenditures on our facilities were $5.7 million for the six months ended June 30, 2007. As of June 30, 2007 we had incurred expenditures of $18.4 million related to the construction of the Huckabay Ridge facility, including $3.5 million of capitalized start-up and commissioning costs due to the delay of six months in commissioning. Expenditures for projects other than Huckabay were approximately $1.1 million in the six months ended June 30, 2007.

Property, plant and equipment — Property, plant and equipment expenditures were $69,000 for the six months ended June 30, 2007, compared to expenditures of $130,000 for the same period in 2006. This decrease is primarily a result of the fact that several vehicles required for the operation of the Wisconsin facilities were purchased in the first six months of 2006.

Financing Activities

Our cash provided by financing activities was $2.2 million in the six months ended June 30, 2007, compared to cash provided by financing activities of $3.5 million in the six months ended June 30, 2006. We offer the following information concerning the financing activities for our business:

Dividend payments to preferred stock of subsidiary — Buzzard paid dividends of $2,500 to its preferred stockholder during the six months ended June 30, 2007. Environmental Power paid dividends of $195,000 to its series A preferred stock holders during the six months ended June 30, 2007.

Exercise of Stock Options and Warrants — We received $2.9 million of gross proceeds from the exercise of stock options and warrants in the six months ended June 30, 2007.

Working Capital Loan and Current Notes Payable for Scrubgrass — Buzzard may borrow up to $6 million under a Lessee Working Capital Loan Agreement with the lessor of the Scrubgrass facility for ongoing working capital requirements of this project. The outstanding borrowings under this loan were $5.4 million as of June 30, 2007.

2007 Outlook

Operations

The following forward-looking information concerning our results of operations for the full year 2007 is being compared to our historical results of operations for 2006:

Microgy. We expect increased revenues from Microgy in late 2007, as we expect sales of RNG™ from our Huckabay Ridge Facility in Texas. We have incurred an extended period of startup and commissioning costs at Huckabay, and management currently believes the Huckabay Ridge facility will reach full commercial operations late in the third quarter or early in the fourth quarter of 2007. Our revenues related to the Wisconsin facilities are expected to increase slightly. All three Wisconsin digesters will be fully operational for the entire year, whereas some facilities were still in construction for part of 2006.

Despite achieving biogas levels which met expectations earlier this year when the gas conditioning and compression equipment was not operating reliably, we have not been able to achieve targeted biogas output on five of the eight digesters. The main cause of the diminished production has been identified and directly relates to excessive recycling of water in our system for the purpose of conditioning dry-lot manure. The level of recycling was necessary because of the unprecedented rainfall and flooding that had filled our onsite storage lagoons and limited our ability to add fresh water to the system. We have identified and begun implementing an alternate strategy which will add some operating costs but which will facilitate our reaching commercial operations and support uninterrupted operations in the future.

We have also gained valuable experience regarding the balancing of substrate supply in this first large-scale operation of its kind. We believe that substrate imbalances may have contributed to some of the biogas production issues that we have recently encountered. While the process is ongoing, we will be continuing to improve the reliability of the gas conditioning and compression system and delivering RNG™ to the pipeline to the maximum extent possible.

Our operating expenses are expected to increase in late 2007 to reflect the commercial operation of the Huckabay Ridge facility. Start-up and commissioning costs are currently being capitalized prior to the commencement of commercial operations. General and administrative expenses are expected to increase relative to last year as we prepare for the construction of additional planned digester facilities. We will continue to incur substantial costs associated with the growth of the business.

As of June 30, 2007, we had a total cost of $18.4 million associated with the Huckabay Ridge project, of which $588,000 was made up of capitalized finance costs and approximately $3.5 million of capitalized commissioning costs due to the six month delay in commissioning. In the three months ended June 30, 2007, we received proceeds of approximately $156,000 from sales of the RNG™ produced by the Huckabay Ridge facility, which has operated intermittently at various production levels. As these sales have been incurred prior to the facility achieving full-scale commercial production, these sales have been credited against Huckabay capital expenditures.

Construction of additional facilities in Texas is pending the successful completion of the application of experience gained from the Huckabay Ridge project, including permitting, substrate management and supply, and off-take opportunities. The timing of the commencement of new construction related to other announced projects in California and other locations is dependent on the receipt of applicable permits and arrangement of financing. We further anticipate heightened capital expenditures late in the fourth quarter of 2007 associated with the commencement of the construction phase of other projects.

All Other Segments. For the remainder of 2007, we expect a significant increase in general and administrative expenses for 2007 as compared to 2006, as we make payment under various severance arrangements and incur expenses associated with the planned relocation of our corporate headquarters from Portsmouth, New Hampshire to the White Plains, New York area in the fourth quarter of 2007.

Cash Flow Outlook

During 2007, we expect to fund our business activities principally from available cash balances, investment earnings, raising additional funds through debt and or equity financings by Environmental Power or Microgy and project-specific financing, to the extent available. The requirement for additional financing will be in direct proportion to the number of projects on which we begin construction over the next twelve months. We do not expect to receive cash from the operations of Buzzard, insofar as any available cash would be used to repay interest and principal on the ArcLight loan and, in any event, we expect this leasehold interest to be assigned or terminated.

On June 30, 2007, our unrestricted cash balance was $8.0 million, as compared to $13.8 million as of December 31, 2006. In addition, our restricted cash balances were $48.8 million and $52.2 million from continuing operations, at June 30, 2007 and December 31, 2006, respectively. We are allowed to spend restricted cash contributed to the Scrubgrass maintenance fund to fund the cost of major equipment overhauls at Scrubgrass, subject to certain restrictions, and to use restricted cash representing the remaining proceeds of our $60 million tax-exempt bond financing to construct up to four planned RNG™ facilities in Texas, subject to certain restrictions.

We believe that our current cash balance will be sufficient to fund our minimum lease, debt obligations, current construction commitments, and our corporate overhead requirements through at least the end of 2007. However, our current cash balance and our cash flows from operations will not be sufficient to fund the construction of currently planned facilities in the absence of obtaining additional financing.

Our present business strategy generally anticipates direct or indirect participation in the ownership of all facilities. We anticipate that project or corporate financing may be obtained in the form of a credit facility with one or more lenders, the sale of tax exempt or taxable bonds to investors, equity, other financing, or a combination of the foregoing. We will need to raise significant additional financing in the near future. However, we cannot assure you that we will be able to secure corporate, project or other financing in the amount required to fulfill any development or construction requirements, that financing will be obtained in time to meet such requirements, or that any such proposed financing, if obtained, will be on terms favorable to us or any other prospective project owner. Furthermore, to the extent Microgy or an affiliate is a direct or indirect owner of facilities, Microgy will need to obtain substantial additional financing to allow it to develop and construct such facilities. While we also intend to seek debt or equity financing at the parent company level in order to fund Microgy’s operations, we cannot assure you that we will be successful in obtaining such financing or that, if obtained, such financing will be on terms favorable to us.

Quantitative and Qualitative Disclosures about Market Risk

Our most significant risk exposure is changing interest rates, which may affect our short term investments, debt and certain of our lease expenses. We expect to become increasingly exposed to commodity price risk relating to our gas production. We offer the following information about these market risks:

Short-term investments

We invest cash balances that are in excess of our normal operating requirements in short term investments generally with maturities of three months or less. Because of the credit quality and short duration of these investments, we do not believe our short-term investments are subject to material market risk.

Debt

Our discontinued operations have borrowings that bear interest at variable rates that are based on LIBOR.

Lease Expense

As a lease cost of the Scrubgrass plant, Buzzard is required to fund the lessor’s debt service which consists primarily of borrowings which bear interest at variable rates based on either quoted bond rates or LIBOR. The manager of Scrubgrass monitors market conditions for interest rates and, from time to time, enters into interest rate swaps to manage the interest payments for Scrubgrass. The interest rate swaps have the effect of converting the variable rate borrowings to fixed rate borrowings for specified time periods.

As of June 30, 2007, the aggregate outstanding balance of the lessor’s variable rate debt obligations, which are passed along to us as a lease expense, was $112,489,000. Based on these balances, an immediate change of one percent for the variable interest rates would cause a change in lease expense of $1,124,890. Our objective in maintaining these variable rate borrowings is to achieve a lower overall cost when compared to fixed-rate borrowings. We believe the lessor has the same objective for maintaining its variable rate borrowings.

Commodity Price Risk

As Microgy begins to focus a significant portion of its development efforts on multi-digester projects for the production of gas for sale as a commodity, we will become increasingly exposed to market risk with respect to the commodity pricing applicable to our gas production. Realized commodity prices received for such production are expected to be primarily driven by spot prices applicable to natural gas. Historically, natural gas prices have been volatile, and we expect such volatility to continue. Fluctuations in the commodity price of natural gas may have a materially adverse impact on the profitability of some of our facilities, particularly where we do not have a long-term contract for the sale of the facility’s output at a fixed or predictable price. At such time as Microgy’s facilities begin to produce commercial quantities of gas for sale as a commodity, we intend to explore various strategies, including hedging transactions and the like, in order to mitigate the associated commodity price risk. In connection with our Texas bond financing, we are required to maintain certain gas price protection arrangements for the gas output of our Texas facilities. In connection with this obligation, Microgy Holdings LLC has entered into an agreement to sell up to 2,000 MMBTUs per day of the output of our Huckabay Ridge facility to a counterparty under a collared product pricing arrangement for a term of 18 months beginning April 2007 and ending in October 2008. In addition, as previously announced, Microgy, Inc. has also entered into a long-term fixed price arrangement with PG&E to purchase the gas produced from our planned California facilities in an amount up to 8,000 MMBTUs per day.

Substrate Costs

We rely on significant quantities of substrate materials that provide proteins, fats, and carbohydrates that enhance the biological process in our digesters. Notwithstanding any supply agreements we may have, we are currently unable to forecast the costs associated with acquiring and transporting substrate, and are exposed to market risk relating to availability of these materials. Substrate availability is affected by industry supply and demand, including competition by other users and recyclers of these materials, weather, and many other factors. Fluctuations in the availability of substrate and the cost to transport it to our projects are expected and could have a materially adverse effect on the profitability of our facilities. For example, Microgy has recently experienced an unfavorable shift in the availability of certain types of substrates as a result of increases in corn and animal-feed prices. In the absence of substrate of sufficient quality at an affordable cost, our anaerobic digester facilities would operate less efficiently, which would materially and adversely affect our overall profitability. A substantial portion of the gas production of Microgy’s facilities is derived from the co-digestion contribution enabled by substrate. The company is aggressively pursuing efforts to secure reliable substrate supplies on cost effective terms for projects.

BUSINESS

Company Overview

We are a developer, owner, and operator of renewable energy production facilities. Our goal is to produce energy that is Beyond Renewable™, which we define as energy that not only uses waste materials and by-products instead of precious resources, but energy that is also clean, reliable, and cost-effective. Unlike many renewable energy sources, our facilities are intended to be profitable without the need for subsidies or other governmental assistance. We believe that a number of factors, including increased energy prices, greater desire for renewable energy sources and more stringent environmental and waste management requirements, will continue to provide a favorable market environment for our business.

Since inception, we have been an independent developer and owner of non-commodity, renewable and alternative energy facilities that produce biofuels or electricity by utilizing fuel derived from our waste management processes or alternative fuel sources such as waste coal. Such fuel sources generally are not subject to the pricing and market fluctuations of commodity fuels and, in some instances, are considered renewable energy fuels. We have developed three anaerobic digester facilities devoted to the generation of electricity, seven hydroelectric plants, two municipal waste projects, and three waste coal-fired generating facilities. We sold or transferred all of these projects either in development or after completion. We continue to operate the three anaerobic digester facilities for the benefit of their owners.

Historically, we have had two principal business units, Buzzard Power Corporation, which is now referred to as discontinued operations, and Microgy, Inc., which is described below. We believe that Microgy represents a substantial portion of our future potential growth and, as such, we are investing substantially all of our available resources, in terms of both financial and human capital, to take advantage of Microgy’s opportunities. As a result, on May 31, 2007, our board of directors authorized management to enter into negotiations regarding the disposition of Buzzard’s leasehold interest in the Scrubgrass generating facility. The contemplated disposition of the lease and related cancellation of indebtedness is expected to have a combined transaction value of approximately $3.0 million. The assets and liabilities of Buzzard have been reported as “Discontinued Operations” on the consolidated balance sheets and consolidated statements of operations of Environmental Power in the financial statements included in our Quarterly Report on Form 10-Q for the period ended June 30, 2007. The financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this prospectus, have not been restated to give effect to the discontinued operations.

Microgy

Microgy Overview

Microgy, which we acquired in 2001, is a developer of renewable energy facilities for the production and commercial application of methane-rich biogas from agricultural and food industry wastes and by-products. The biogas can be used to produce pipeline-grade methane or marketable biogas, liquefied natural gas (referred to as LNG) renewable electrical energy or thermal energy, as well as other useful by-products. Microgy’s systems utilize a proven European biogas production technology that we believe is superior to other such technologies. Microgy owns the exclusive North American license to this technology. In addition, Microgy has developed, for itself, significant engineering, construction and process knowledge regarding these systems.

At current rates for conventional energy in many U.S. markets, we believe Microgy’s facilities can be profitable without the need for subsidies, credits or other enhancements. Nevertheless, we believe that tax credits, renewable energy credits, pollution offset credits and other such incentives may be available to Microgy’s facilities, and such incentives would serve to enhance the economics of our facilities. In addition, the energy output from Microgy’s facilities may carry a premium price in some areas, as numerous environmentally responsible entities are seeking renewable energy sources. Further, many states have either passed or are considering legislation requiring utilities to obtain a certain percentage of their power from renewable sources.

In addition to the value generated from the production and sale of renewable gas, we believe that our facilities can generate additional environmental benefits with significant economic and social value by providing a valuable waste management solution for farms and other producers of organic wastes, such as those in the food industry. Federal and state agencies either have passed or are considering regulations and by-products that require concentrated animal feeding operations, referred to as AFOs, to implement changes to their current waste management practices. We believe that these increasingly stringent environmental regulations will be another significant factor driving adoption of our systems.

Microgy continues to focus on its strategy of developing large-scale facilities utilizing an ownership model, pursuant to which Microgy will construct, own and operate the facility, either on its own or with one or more financial or operational partners, and seek to profit from the ongoing sale of pipeline-grade methane or biogas produced by the facility. In this way, we intend to accumulate gas production reserves over time. In addition, Microgy continues to standardize and streamline both its system design and its approach to the marketplace in order to allow for rapid and cost-effective scale-up of its business.

Having validated the single-tank core module of its system in three currently operating installations in Wisconsin, Microgy is concentrating on an ownership model of system development, and is principally focused on developing single-site, multi-digester pipeline gas facilities and on smaller-scale installations for customers with multiple-site potential, in each case based on Microgy’s proven single-tank core module. Microgy’s development efforts are focused on applications of its technology that are readily scalable and resource efficient and where it can reap economies of scale, such as large-scale, single-site installations and on smaller installations as part of a multi-site roll-out for a single customer.

Microgy, together with its affiliate and our wholly owned subsidiary, Microgy Holdings, LLC, referred to as Microgy Holdings, is currently developing its first four multi-digester facilities for the production of pipeline-grade methane in Texas. Each of these facilities is expected to consist of eight 916,000-gallon digesters which, when operating together, will be sufficient to process the manure from up to 10,000 cows and is expected to produce salable pipeline-grade methane production of over 635,000 MMBTU per year. The gas is to be treated and compressed to produce pipeline-grade methane that will be sold as a commodity and delivered directly into nearby natural gas pipelines. We refer to this renewable, pipeline-grade methane gas as RNG™, because it comes from sources, manure and food industry wastes and by-products, which are continually being replenished, unlike a well, which taps a finite natural gas field and depletes over time. Microgy has substantially completed construction of the first of these facilities, known as the Huckabay Ridge facility in Stephenville, Texas, which we expect to achieve commercial operation in the second half of 2007. Microgy Holdings has entered into an agreement to sell the first eighteen months of the Huckabay Ridge facility’s output to the Lower Colorado River Authority.

Microgy has also executed agreements for the location and supply of manure to four proposed multi-digester RNG™ facilities in California. These facilities are expected to supply gas to Pacific Gas & Electric Company, referred to as PG&E, pursuant to the terms of a gas purchase and sale agreement between PG&E and Microgy. This long-term agreement commits PG&E to purchase up to 8,000 Mcf of RNG™ daily from Microgy, which is approximately equivalent to the expected output of the planned facilities.

In addition, Microgy has signed agreements for two smaller-scale multi-digester installations. The first of these agreements is with Gallo Cattle Company, referred to as Gallo, pursuant to which Microgy will lease a site from Gallo and construct, own and operate a multi-digester facility to be located at Gallo’s Columbard dairy, one of five diaries owned and operated by Gallo, in Atwater, California. Gallo will purchase the biogas produced by this facility for use as a substitute for propane in its cheese-making operations pursuant to the terms of a 20-year gas purchase agreement. The Gallo-Columbard project is an example of a smaller-scale, multi-digester installation for the direct sale of biogas to an on-site customer with multiple-location potential. Microgy is nearing completion of the permitting process with respect to this facility. Microgy has also entered into binding agreements with Swift & Company, referred to as Swift, relating to a multi-digester renewable gas facility to be located at Swift’s flagship Grand Island, Nebraska beef processing plant. Under the terms of the agreements, Microgy will construct, own and operate the facility and sell its gas output to Swift for use in its operations pursuant to a 15-year gas purchase agreement. The Grand Island facility will consist of two, 1.2 million gallon digesters that will consume wastes generated by the Grand Island processing facility and that we expect will be able to produce up to 235,000 MMBTU per year. Engineering and permitting activities for this facility have begun, with construction expected to commence upon the completion of the permitting process, subject to adequate financing. In addition to this facility, Microgy and Swift will work closely together to identify, evaluate and develop project opportunities at Swift’s other North American beef and pork processing facilities.

In October 2006, we and Microgy entered into a business development agreement (referred to as the BDA) with Cargill, Incorporated. We expect to leverage this relationship to accelerate our identification and development of both facilities for the production of RNG™ and smaller-scale, multi-digester facilities dedicated to a single customer. Our agreement with Cargill is described in more detail under the heading “Business — Facility and Business Development Efforts — Business Development Agreement with Cargill” appearing below.

In addition, Microgy has completed construction on and is operating three single digester facilities in Wisconsin. Microgy sold these projects to the farms on which they are located, and developed them in conjunction with Dairyland Power Cooperative, an electric cooperative utility. The biogas from these projects is used to generate electricity that is interconnected to Dairyland’s power grid.

The Microgy Market Opportunity

Microgy believes that facilities based on its technology can generate profitable quantities of marketable, renewable gas from animal and food industry wastes and by-products. Increased interest in renewable energy sources, as well as a desire for energy not subject to commodity price fluctuations, drives demand for each of these uses of gas produced by Microgy’s systems. Also, we believe that increasingly stringent environmental regulations concerning handling of animal and other wastes motivate demand for Microgy’s systems at or near AFO and food industry sites. The ultimate opportunity to develop facilities, as well as to manage and/or operate them profitably, depends on numerous factors, including the value that can be derived from the various markets described below.

Gas. Although natural gas prices have fluctuated significantly over the last year, over the past several years natural gas prices have risen substantially due to considerable increases in demand for gas both domestically and overseas. In the United States, this increase has been due principally to the fuel needs of the power plants that have been built in the past decade, as well as relatively limited increases in natural gas delivery capabilities. In addition, developing countries, including China and India, are becoming large consumers of energy, placing further pressure on prices for fossil fuels. Microgy’s systems produce commercial quantities of biogas with a high percentage of methane, which is then refined to RNG™ by processing it with scrubbing devices to remove carbon dioxide, sulfur compounds and other impurities. Microgy’s systems for the production of RNG™, unlike natural gas wells, do not suffer depletion and are consistent sources of output so long as required inputs are available.

Renewable Energy. We believe that market and political forces will continue to drive increased adoption of renewable energy sources, principally due to increasing concerns about the price, volatility, supply stability and environmental impact of conventional fuels. The demand for energy produced from renewable resources may provide our facilities with a variety of benefits, including federal and state renewable power production and investment credits, tax credits and carbon sequestration credits, as well as a competitive advantage as compared to conventional sources of supply. For example, currently approximately 22 states, including Texas, have enacted a renewable portfolio standard or other state mandates requiring electric utilities to increase their use of renewable energy resources such as wind, solar, and bioenergy. We believe that the directives embodied in the

Energy Policy Act of 2005, signed in August 2005, and the accompanying tax credits and related benefits should serve to further drive adoption of renewable energy solutions like those provided by Microgy. The law provides a number of incentives designed to spur development of renewable energy facilities, including, for example, accelerated depreciation provisions for gas gathering facilities. We believe that Microgy’s facilities may qualify for some or all of these tax credits and other benefits, either directly or by attracting customers who can benefit from tax credits associated with utilizing renewable energy sources.

Furthermore, we believe that the carbon sequestration credits that Microgy’s facilities are expected to produce will be marketable and will further enhance the potential profitability of its facilities. For example, we sold 12,000 tons of carbon credits in 2006, and have sold an additional 65,000 tons of carbon credits, vintage 2007 through 2011, as of June 30, 2007. These carbon credits have been derived from the Wisconsin facilities we operate. We expect our multi-digester facilities, such as the Huckabay Ridge facility, to yield significant amounts of such credits, particularly given their much greater size. While in many cases we are required to share the benefits of such carbon credits with our business partners and investors, we nevertheless expect such credits to enhance the economics of our facilities.

Microgy’s Strategy

Our objective is to become a leader in the renewable energy sector through the production and marketing of pipeline-grade gas and biogas, and in the development of pipeline gas production capacity and biogas resources, which will constitute gas reserves under our control. Key elements of our strategy include:

Developing facilities that we will own, thereby developing and growing non-depleting biogas reserves under our management. We intend to focus on an ownership model, in which we own facilities entirely or together with financial or operational partners. We believe that this ownership model will allow us to profit from the sale of biogas or pipeline-grade gas for the operational life of the facilities. By owning and operating such facilities, and by securing the supply of required amounts of manure and substrates, we seek to develop and grow a portfolio of gas reserves under our control.

Capitalizing on the environmental attributes, as well as the renewable nature of the energy, generated by our facilities. We believe that the environmental attributes, such as carbon sequestration credits, generated by our facilities represent a potentially significant source of revenue, and we intend to pursue commercialization of these attributes, through sales into trading markets as well as bi-lateral and revenue sharing arrangements. In addition, we believe that the renewable nature of the gas produced by our facilities will be attractive to certain purchasers, including entities required to achieve renewable portfolio standards, and may fetch premium prices in some cases. We intend to aggressively market the renewable quality of our gas to these purchasers.

Focusing development efforts on markets allowing for rapid and cost-effective scale-up of our business. We intend to focus on markets that allow scalability and resource-efficiency. We believe that by doing so we can better leverage our superior technology, process knowledge and market position to take advantage of the rapidly growing demand for renewable energy. We intend to focus on developing large-scale single-site installations for the production of pipeline-grade gas and smaller system configurations for multi-site installations for single customers, in either case for the sale of gas via interconnection with a natural gas pipeline or for direct sale to an on-site customer. We believe that such a strategy will significantly streamline the development process, and allow us to reap significant economies of scale in the design, procurement, construction and operation of our systems.

Standardizing systems to allow for rapid and cost-effective replication and scalability. We intend to standardize and streamline elements of our systems so that we can drive down their costs and implement them more rapidly. Towards this end, Microgy:

•	has developed, constructed and validated the single-tank core module of its system, currently in operation at three facilities in Wisconsin;

•

has designed and is refining an eight-tank system based on this core module to provide necessary scale for pipeline gas projects, with construction of the first such facility at the Huckabay Ridge site having been substantially completed;

•	is pursuing smaller installations for customers with multiple site potential, such as at Swift and Gallo; and

•	is pursuing standardization of components, procurement channels and vendors to allow for rapid and cost-effective construction.

In pursuit of this strategy, we are focusing in the short-term on the completion and start up of our Huckabay Ridge facility in Texas to launch our large-scale, multi-digester model.

Pursuing the advantages of our business model, in which we create and manage profitable renewable energy opportunities while alleviating the environmental pressures facing agriculture and food industry participants. We believe we are the only provider of anaerobic digesters that is aggressively pursuing a business model of creating and managing profitable renewable energy opportunities while simultaneously addressing customers’ environmental issues. Furthermore, by operating and maintaining the facilities ourselves, we believe that we will be able to maximize gas production and control the supply of required materials. To our knowledge, many other suppliers of anaerobic digestion systems merely supply the equipment, and leave the ongoing operation of the system to the purchaser. By pursuing our business model, we believe we can supply a compelling value proposition to customers and maximize value from gas production.

Microgy’s Products

With respect to current and future projects such as our multi-digester RNG™ facilities in Texas and California, as well as our smaller-scale, multi-digester dedicated facilities, such as those being developed for Gallo and Swift, Microgy seeks to own and operate all or part of each facility, thereby profiting from the sale of the gas produced, whether by the sale of gas as a commodity or to end-users pursuant to longer-term supply agreements. Therefore, we expect our principal commercial product to be the RNG™ or biogas produced by our facilities, together with tradable environmental attributes, such as carbon sequestration credits. In addition, other by-products of the operation of these facilities may have commercial value as compost, fertilizer and animal bedding.

Microgy’s Technology

At the heart of the Microgy system is an enhanced biogas production system. Whereas previous systems had principally focused on the environmental remediation aspects of digestion and produced biogas as a by-product, the Microgy system is designed specifically to maximize biogas production. Methane is the main product of the process, making up approximately 65% of the resulting biogas. Microgy’s system can be easily coupled to standard, generally commercially available gas conditioning equipment in order to clean the biogas to produce RNG™, or the biogas can be burned directly for use in electric generation or other thermal energy applications. Other by-products of the process can include fertilizers, bedding, compost and other bio-solid products that have economic value and are often marketable.

Microgy’s proprietary process mixes animal manure with additional substrates, such as food industry wastes and by-products containing fats, proteins and carbohydrates, in a process referred to as co-digestion. The manure provides the anaerobic bacteria that are the engine of the biogas production process, while also serving as a buffer that assists in maintaining the reaction at proper levels. A wide variety of materials can provide the proteins, fats and carbohydrates that enhance the biological process in our digesters. Substrates that we might use in our digesters range from waste crop oils, spoiled food, animal fats, used greases and cooking oils, brewery waste and cheese waste. These materials are widely available but tend to be concentrated in urban areas. The addition of substrate significantly increases gas production, with the relative contributions of substrate and manure to the production of biogas varying depending upon the type of substrate used. The ability to add substrate with known characteristics to our process helps us to balance the health of the digester with producing a more constant quantity of biogas for our customers while increasing biogas output. The controlled combination of these wastes with the manure, along with our operational controls and technical know-how, represent the essential elements of our proprietary approach to the market.

Some substrate materials are useful inputs into other energy production processes or may even be substitutes for animal feed. As such, the value of those materials may change over time depending on market dynamics, emerging technologies or even tax policy. We have focused our efforts on procuring substrates that do not have alternate uses for which companies typically pay a fee for disposal. In some cases, we may be paid “tipping fees” associated with the disposal of these materials, which may help us to mitigate the costs of transporting substrate to our site. Substrate availability, market conditions and transportation requirements can vary significantly by region. As such, project location is an important consideration in determining project feasibility. We have in place a substrate management team that works with our strategic partners to identify and evaluate potential materials and manage logistics.

Microgy’s system utilizes sophisticated equipment and control systems. This allows us to optimize the recipe for digestion in each tank, maintain precise temperature control and carefully adjust the mixing rate. In addition, the Microgy system is composed of steel tanks and piping, which are durable and nonporous, allowing for calibration of the process within a controlled environment and appropriate management of ongoing gas production and equipment operations. Furthermore, the high level of gas output and its high methane content allows for application of other technologies, such as those used for gas conditioning. Coupled with the technical advantages of the system is a suite of proprietary processes and “know how” to achieve the highest levels of biogas production, resulting in the lowest output costs per unit of input of any anaerobic digestion system known to Microgy.

Set forth below is a diagram of the Microgy process:

License Agreement with Danish Biogas Technology A/S

Microgy licenses the anaerobic digestion portion of its technology from Danish Biogas Technology A/S, referred to as DBT. DBT’s parent, Xergi A/S, referred to as Xergi, is 50% owned by Schouw & Co., a Danish public company and 50% by DDH, a Danish environmental and engineering firm. DBT has been a leader in the development of this technology and has constructed 30 anaerobic digester facilities in Europe over the past 15 years. In Denmark, DBT’s systems have been successful in providing manure management and viable renewable energy for many years.

On May 12, 2000, Microgy entered into a licensing agreement with DBT that granted Microgy a perpetual and exclusive license in North America for the commercial development and use of certain proprietary technologies, including Microgy’s core anaerobic digestion technology. This license agreement was amended in April 2003 and March 2005 to further define certain support obligations of DBT and to amend the structure of the compensation payable to DBT for use of the license. According to the license as amended, DBT will receive fixed payments for its participation in the design phase of each project, including engineering work and construction drawings, and a licensing fee, included in the cost of the facility, that is based on a percentage of the total cost for each project facility where the licensed technology is installed and operating. We believe that our relationship with DBT is good. Microgy is in close contact with DBT personnel on a regular basis regarding the design, construction and operation of our digesters.

Facility and Business Development Efforts

Current Facilities Under Development. The following table sets forth the various facilities under development by Microgy and its affiliates, including information with respect to the type of facility, its location, and its anticipated output:

Facility	Location	Type	Expected Gas Production(a)
Huckabay Ridge	TX	RNG™	635,000
Mission	TX	RNG™	635,000
Rio Leche	TX	RNG™	635,000
Cnossen	TX	RNG™	635,000
Hanford Cluster	CA	RNG™	605,000
Bar 20	CA	RNG™	570,000
Riverdale Cluster	CA	RNG™	550,000
Cargill 1	ID	RNG™	550,000
Cargill 2	CO	RNG™	365,000
Gallo-Columbard	CA	Inside-the-Fence(b)	145,000
Swift-Grand Island	NE	Inside-the-Fence(b)	235,000

Total			5,560,000

(a)	Expected salable gas production in MMBTU / year at full operation.
(b)	Biogas provided primarily to host customer operations.

Of the foregoing facilities, Huckabay Ridge is in the commissioning stage, and the balance of the projects are in various stages of development or permitting.

Business Development Agreement with Cargill. In October 2006, we entered into the BDA with Cargill, Incorporated, acting through its Emerging Business Accelerator Unit, referred to as Cargill. Pursuant to the terms of the BDA, Cargill has agreed to use its reasonable efforts to identify potential anaerobic digester projects for development by us within Cargill’s network of customers, farmers and strategic business partners in North America. Cargill and Microgy will work jointly to identify specific targeted markets for developing such projects within the Cargill network, and Cargill will identify project candidates based upon agreed project guidelines. We will consider each project candidate and select those candidates they want Cargill to pursue further on their behalf. Cargill will then negotiate with such project candidates with the goal of obtaining a binding agreement whereby such project candidates commit to give Microgy the option to implement an anaerobic digester project. Once a project commitment has been signed, Cargill will present it to us for review and consideration. We will then proceed with the negotiation of mutually acceptable leases and other project agreements with the project candidates in which they are interested.

In consideration of Cargill’s services under the BDA, we will grant to Cargill warrants to purchase shares of our common stock equal to 1% of the outstanding shares of our common stock on a fully-diluted basis on such date as Cargill delivers executed project commitments with project candidates relating to anaerobic digester projects covering 10,000 cow equivalents, as defined, and thereafter to issue similar warrants on each succeeding date on which the same warrant issuance conditions have again been satisfied, up to a maximum of 4.99% of the outstanding shares of common stock on such issuance date subject to all warrants in the aggregate. The warrants will be exercisable for a period of five years from the issuance date, and will have an exercise price per share equal to 75% of the closing price of our common stock on the last trading day prior to the issuance date. To date, we have granted Cargill warrants to purchase 175,912 shares of our common stock under this arrangement.

As further consideration for Cargill’s services under the BDA, for a three-year period beginning with the first date of issuance of a greenhouse gas reduction certificate issued to, owned or controlled by us derived from an anaerobic digester project subject to a project commitment, referred to as an eligible certificate, we will convey to Cargill or its designee ownership of 25% of all such eligible certificates, after giving effect to any share of such certificates owed to a project candidate pursuant to the terms of any lease or other project agreement with such project candidate. During such three-year period, Cargill will also have the first right to bid on any other proposed sale or conveyance of any eligible certificates. In addition, with respect to each project subject to a project commitment which generates revenue to Environmental Power or Microgy from the sale of gas, electricity or other by-products (but not including sales of greenhouse gas reduction certificates), we will be obligated to pay to Cargill, within 30 days of receipt of such revenues, 2% of such revenues for a five-year period beginning on the date on which any such revenue is first received. Finally, during a three-year period following the date of first generation of gas or electricity by an anaerobic digestion project subject to a project commitment, Cargill will have the first right to bid on the proposed sale or conveyance of all such gas or electricity.

The BDA will terminate upon the earliest of the following events:

•	the third anniversary of the date of the BDA;

•	the delivery by Cargill of project commitments signed by project candidates covering 50,000 cow equivalents;

•

termination by a party if a court shall have entered a final, non-appealable order, decree, ruling or other action restraining, enjoining or otherwise prohibiting the transactions contemplated by the BDA;

•	termination by a party if the other party is in material breach or default, which breach or default is not cured within 30 days after the date of notice thereof;

•

termination by a party if the other party becomes insolvent or unable to pay its debts when due, has a trustee or receiver appointed for any or all of its assets, makes an assignment for the benefit of creditors or has a bankruptcy petition filed by or against it which is not dismissed within 90 days;

•	termination by a party if the other party ceases, or threatens to cease, to carry on business; or

•	termination by a party for any reason upon 30 days’ written notice to the other party.

Upon any termination of the BDA, the BDA will become void, and the parties will have no liability or obligation thereunder, except for liabilities resulting from breach of the BDA on or prior to the date of termination, and except that Cargill will be entitled to any consideration described above for all AD Projects subject to a Project Commitment entered into prior to the date of termination. Notwithstanding any termination of the BDA, during the term of the BDA and for a period of two years after the date of termination, we will not solicit or negotiate with any person who had entered into negotiations with Cargill or its affiliates with respect to an anaerobic digestion project but with whom no project commitment has been concluded, without the prior written consent of Cargill or Cargill’s participation.

Pursuant to the terms of the BDA, we have agreed not to enter into a similar business development agreement with certain prohibited parties identified by Cargill from time to time, provided that there cannot be any more than seven prohibited parties at any given time, and except for any such parties with which we had discussions prior to their being identified by Cargill as prohibited parties.

Customers and Suppliers

Customers. Microgy intends to sell the gas generated by its facilities in the spot market as a commodity or pursuant to longer-term purchase and sale commitments. With respect to Microgy’s large-scale, multi-digester RNG™ facilities, Microgy anticipates selling the gas produced by these facilities either directly into local pipelines as a commodity, or to single customers pursuant to longer-term purchase and sale commitments at fixed or predictable prices. For example, Microgy Holdings has entered into an agreement with the Lower Colorado River Authority to purchase all of the gas produced by the Huckabay Ridge facility over an 18-month period. In addition, Microgy has entered into a long-term agreement with PG&E to purchase an amount of gas equal to the anticipated daily output of its currently planned facilities in California.

Microgy’s smaller-scale multi-digester facilities will be developed to supply the gas needs of a single customer on-site, such as Gallo or Swift, pursuant to a long-term purchase and sale agreement, though Microgy expects to have the right to market excess gas not used by these customers.

In the twelve months ending December 31, 2006, we recognized $2.2 million in total revenues from Microgy. Of this revenue, $1.4 million related to the construction of facilities for three farms and Dairyland Power Cooperative. The remaining $825,000 was related to the operation and maintenance of these facilities, the costs of which are payable solely out of payments from Dairyland, either directly or to the farms.

Suppliers. Microgy and its affiliates generally obtain the construction materials and equipment necessary to construct and operate their facilities from commercial sources pursuant to purchase orders and similar arrangements. Microgy believes these materials and equipment to be generally commercially available. Microgy and its affiliates generally enter into manure handling agreements with the farms on which their facilities are located for the supply of manure for the operation of such facilities, or arrangements for the operation by third parties of manure composting operations on land owned by Microgy affiliates. Microgy generally seeks to locate its large-scale multi-digester facilities in areas with a high concentration of cow manure from diverse sources. Substrate for a facility can be obtained from a variety of sources, either on an opportunistic basis, pursuant to informal supply relationships, or from the operations of the consumer of the gas, in the case of the smaller-scale, single customer installations.

In July 2006, Microgy entered into a substrate supply and cooperation agreement with Liquid Environmental Solutions Corp., or LESC. LESC is one of the largest companies in the United States specializing exclusively in the collection, treatment and disposal of non-hazardous liquid waste streams, including grease trap waste generated by the food service industry. This grease trap waste represents an excellent source of substrate for use in Microgy’s projects. Pursuant to the terms of this agreement, LESC has agreed to supply, and Microgy has agreed to accept, 100% of the substrate requirements for the Huckabay Ridge, Mission and Rio Leche facilities in Texas, in each case pursuant to substrate supply plans to be agreed to by LESC and Microgy. With respect to the Cnossen facility in Texas and other future facilities, LESC has a right of first offer to supply up to 100% of the substrate requirements of each such facility. Microgy is required to give LESC at least nine months’ notice of its intention to construct a new facility. Within two months thereafter, LESC must submit to Microgy a substrate supply plan for such proposed facility reasonably acceptable to Microgy. Such substrate supply plan may provide for the supply of up to 100% of the requirements of the proposed facility. If the plan provides for the supply of less than 100% of such facility’s requirements, Microgy may obtain substrate from other sources up to the amount of such shortfall. This agreement has a term of 10 years, with automatic five-year renewal terms unless either party gives 12 months’ prior notice of its intention not to renew, but remains in effect for a term of 20 years with respect to any facility that LESC has agreed to supply. The agreement may be terminated by either party in the event the other party materially breaches this agreement and such breach remains uncured for a period of 30 days following written notice of such breach by the non-breaching party (or, if the nature of the breach means that it is not reasonably curable within 30 days, because the breaching party has not commenced curative activities), provided however, that if any such breach relates only to a particular facility, then the agreement may be terminated only with respect to such facility. The right to terminate the agreement for breach is in addition to any other rights or remedies the terminating party may have at law or in equity. Microgy has assigned its rights and obligations under this agreement to each of the special purpose entities formed to own the Texas facilities as subsidiaries of Microgy Holdings, to the extent applicable to the facility owned by such entity.

Discontinued Operations

Buzzard Power Corporation, referred to as Buzzard, is a subsidiary of our wholly owned subsidiary, EPC Corporation. Buzzard leases its generating facility from Scrubgrass Generating Company, L.P. The Scrubgrass plant, referred to as Scrubgrass, located on a 600-acre site in Venango County, Pennsylvania, is an approximate 83 megawatt waste coal-fired electric generating station.

Approximately $51.7 million, or 95.9%, of our $53.9 million in total consolidated revenues for the fiscal year ended December 31, 2006 were derived from Buzzard. The disposition of Buzzard’s leasehold interest in the Scrubgrass facility will substantially reduce our revenue base and continue our trend of operating losses and uses of cash until the revenue base for Microgy grows to sufficient levels to support our expense base.

Competition

Microgy plans to generate revenue from the development and ownership of facilities that market renewable, “green” energy in addition to providing pollution control features to the agricultural and food industry markets. Microgy’s green competitors include other energy producers using biomass combustion, biomass anaerobic digestion, geothermal, solar, wind, new hydro and other renewable sources. These companies represent a significant class of competitors because they will compete with Microgy for sale of marketable renewable energy credits and participation in various renewable portfolios and other programs.

Competition in the traditional energy business from electric utilities and other energy companies is well established, with many substantial entities having multi-billion dollar, multi-national operations. Many of these companies are beginning to compete in the alternative fuels and renewable energy business with the growth of the industry and the advent of many new technologies. Larger companies, due to their better capitalization, will be better positioned than Microgy to develop new technologies and to install existing or more advanced renewable energy facilities, which could harm Microgy’s business.

Microgy also faces many forms of competition with respect to the resources required to operate its facilities. Such competition includes other providers of pollution control, including environmental engineers, providers of pollution control systems, private companies, public companies, associations, cooperatives, government programs, foreign companies, and educational pilot programs. Furthermore, there are many companies that offer anaerobic digester systems. We believe that at least 60 companies offer complete systems or components to these systems in the U.S. market. A number of competitors have more mature businesses and have successfully installed anaerobic digester systems in the United States. Microgy may be forced to compete with any of these competitors for access to equipment, construction supplies, skilled labor for the construction and operation of its facilities and the supplies of manure and substrate required to operate its facilities. In addition, Microgy may also have to compete for access to substances that make desirable substrates with other users of these substances, such as recyclers of waste grease and producers of biodiesel and other biofuels. The effect of such competition could be reflected in higher costs associated with obtaining access to these resources, as well as an insufficient supply of these resources for the profitable operation of Microgy’s facilities. If Microgy cannot obtain and maintain these supplies, or cannot obtain or maintain them at reasonable costs, the profitability of Microgy’s business will be adversely affected.

Environmental Regulation

Our present and any future projects are and will be subject to various federal, state and local regulations pertaining to the protection of the environment, primarily in the areas of water and air pollution and waste management. Microgy intends to build plants in various states. These facilities will be subject to federal, state and local regulatory requirements in all the locations where they may operate.

In many cases, these regulations require a lengthy and complex process of obtaining and maintaining licenses, permits and approvals from federal, state and local agencies. We also have and will have significant administrative responsibilities to monitor our compliance with the regulations. As regulations are enacted or adopted in any of these jurisdictions, we cannot predict the effect of compliance therewith on our business. Our failure to comply with all new applicable requirements could require modifications to operating facilities. During periods of non-compliance, our operating facilities may be forced to shut down until the compliance issues are resolved. We are responsible for ensuring the compliance of our facilities with all the applicable requirements and, accordingly, we attempt to minimize these risks by dealing with reputable contractors and using appropriate technology to measure compliance with the applicable standards. The cost of environmental regulation does and will continue to affect our profitability.

Depending on the location of each individual plant, the federal Clean Water Act and state implementation plans of the federal Clean Air Act, as well as other state and local laws, may apply to Microgy’s projects. The primary federal law affecting manure management on animal operations is the Clean Water Act, under which the National Pollutant Discharge Elimination System, or NPDES, program covers concentrated AFOs. Federal NPDES permits may be issued by the EPA or any state authorized by the EPA to implement the NPDES program. The EPA has certified 45 states to issue their own NPDES permits. Furthermore, in December 2002, the EPA issued new rules to regulate manure run-off on farms, one of the nation’s leading causes of water pollution. The new rules apply to an estimated 15,500 livestock operations across the country. These farms will need to obtain permits, submit an annual report, and develop and follow a plan that will ensure that measures are being instituted to minimize runoff from wastewater and manure. We believe that these requirements represent a significant opportunity for Microgy, insofar as a Microgy system can play a useful role in any animal waste management program.

We expect that all of our facilities will be required to obtain various state and local environmental and other permits and approvals. For example, grease-trap waste from restaurants and other food service providers is a desirable and highly available form of substrate for our facilities in Texas. However, the Texas environmental authorities classify grease-trap waste as a hazardous substance, so we are required to obtain a hazardous waste permit for each of our planned facilities in Texas to the extent we desire to use grease-trap waste as substrate in the operation of such facilities. In addition, our planned California facilities will be required to obtain water discharge permits, and obtaining such permits is a lengthy process, the timing and cost of which is uncertain.

Energy Regulation

As evidenced by the facilities developed by Microgy in Wisconsin and under development by Microgy for Gallo and Swift, Microgy’s anaerobic digester facilities can be used for the generation of electricity. In the event that Microgy were to pursue applications of its technology for the generation of electricity for sale by Microgy into the electric grid, any such generating facility would become subject to the complex matrix of federal and state regulation of the energy sector, including the federal Public Utility Regulatory Policies Act, the Federal Power Act and the regulation and oversight of state public utility commissions. Each of these areas is discussed in more detail below.

Public Utility Regulatory Policies Act

The Public Utility Regulatory Policies Act of 1978, or PURPA, and the regulations under PURPA promulgated by the Federal Energy Regulatory Commission, or FERC, have provided incentives for the development of cogeneration facilities and small power production facilities, which are power projects that use renewable fuels, generally have a capacity of less than 80 megawatts and meet certain ownership requirements. In general, PURPA requires utilities to purchase electricity produced by facilities using alternative fuels or from cogeneration facilities that meet the FERC’s requirements for certification as qualifying facilities, or QFs. The Energy Policy Act of 2005 recently eliminated this purchase requirement with respect to new contracts.

PURPA provides two primary benefits to QFs. First, QFs generally are exempt from compliance with extensive federal and state regulations that control the financial structure of an electric generating plant and the prices and terms on which electricity may be sold by the plant. Such regulations include the Federal Power Act, or FPA. Second, electric utilities are required to purchase electricity generated by QFs at a price that does not exceed the purchasing utility’s “avoided cost” and to sell back-up power to the QFs on a non-discriminatory basis. The term “avoided cost” is defined generally as the price at which the utility could purchase or produce the same amount of power from sources other than the QF. FERC regulations also permit QFs and utilities to negotiate agreements for utility purchases of power at rates other than the utilities’ avoided costs. While public utilities are not explicitly required by PURPA to enter into long-term power sales agreements, PURPA, as implemented in many states, has helped to create a regulatory environment in which it has been common for long-term agreements to be negotiated.

In order to obtain QF status under PURPA, any facilities that we might develop will be required to meet certain size and fuel requirements and/or co-generate. Specifically, a cogeneration facility must produce not only electricity, but also useful thermal energy for use in an industrial or commercial process for heating or cooling applications, while meeting certain energy efficiency standards. With respect to small power production facilities, there is generally no size limit, and the primary energy source of the facility must be biomass, waste, renewable resources, geothermal resources, or any combination thereof.

We believe that some of the facilities we may develop using Microgy’s licensed technology to provide gas for the generation of electricity may meet the qualifications required to be a QF. We would endeavor to develop our projects and monitor compliance of existing projects with applicable regulations in a manner that minimizes the risks of any project losing its QF status. However, if a facility in which we have an interest should lose its status as a QF, the project would no longer be entitled to the exemptions from the FPA. Loss of QF status, among other things, could trigger certain rights of termination under the facility’s power sales agreement, the acceleration of indebtedness related to the facility, could subject the facility to rate regulation as a public utility under the FPA and state law.

Federal Power Act

Under the FPA, FERC is authorized to regulate the transmission of electric energy and the sale of electric energy at wholesale in interstate commerce. FERC regulation under the FPA includes approval of the disposition of generation facilities, jurisdictional utility property, authorization of the issuance of securities by public utilities, regulation of the rates, terms and conditions for the transmission or sale of electric energy at wholesale in interstate commerce, the regulation of interlocking corporate directors, officers, and officials, and a uniform system of accounts and reporting requirements for public utilities.

FERC regulations provide that a QF is exempt from regulation under many of the foregoing provisions of the FPA. However, QFs remain subject to limited FPA regulation concerning interconnection authority, transmission authority, transmission rates, information requirements, and emergency provisions. However, many of the regulations that customarily apply to traditional public utilities have been waived or relaxed by FERC for power marketers, companies that were exempt wholesale generators, or EWGs, prior to the repeal of the Public Utility Holding Company Act of 1935, and other non-traditional utilities that have demonstrated that they lack market power in the region in which they are located. Such companies are often granted authorization to charge market-based rates, blanket authority to issue securities, and waivers of FERC’s requirements pertaining to accounts, reports and interlocking corporate directors, officers, and officials.

State Regulation

State public utility commissions, or PUCs, have historically had broad authority to regulate both the rates charged by, and the financial activities of, electric utilities operating in their states and to promulgate regulations for implementing PURPA. Because a power sales agreement generally is incorporated into a utility’s cost structure and its retail rates, power sales agreements with power producers, such as EWGs and QFs, are potentially subject to state regulatory scrutiny, including the process in which the utility has entered into the power sales agreement. Furthermore, independent power producers that are not QFs or EWGs are considered to be public utilities in many states. As such, these entities would be subject to broad regulation by a PUC, ranging from certificates of public convenience and necessity to regulation of organizational structure, accounting, and financial and other matters. In addition, because QF contracts are sometimes at rates that exceed current market rates for electricity, state PUCs sometimes encourage their regulated utilities to take certain actions to reduce the difference between the market price and the contract price. Such actions can include efforts to renegotiate or restructure the contracts, litigation or termination. States may also assert jurisdiction over the siting and construction of electric generating facilities including that associated with QFs and EWGs. States may further assert jurisdiction, with the exception of QFs, over the issuance of securities and the disposition, sale, or transfer of assets by these electric generation facilities. PUCs, pursuant to state legislative authority, may also have jurisdiction over how new federal initiatives associated with power production are implemented in each state. The actual scope of jurisdiction over independent power projects by state public utility regulatory commissions varies from state to state.

Employees

As of June 30, 2007, we had 39 employees, including executive officers and other marketing, finance, engineering and administrative personnel. None of our employees are represented by a collective bargaining agreement, and we consider our relations with our employees to be good.

MANAGEMENT

The following tables show information regarding executive officers and non-employee directors of Environmental Power Corporation. We believe that each of our non-employee directors, other than Messrs. Cresci, Tejwani and Kessner, is “independent” within the meaning of applicable rules and regulations of the Securities and Exchange Commission and the American Stock Exchange.

Executive Officers

Name	Age	Position
Richard E. Kessel	57	President and Chief Executive Officer and President, Microgy, Inc.
Michael E. Thomas	47	Senior Vice President, Chief Financial Officer and Treasurer
Dennis Haines	54	Vice President, General Counsel and Secretary

Non-Employee Directors

Name	Age	Position
Joseph E. Cresci	65	Director and Chairman of the Board of Directors
Kamlesh R. Tejwani	47	Director and Vice Chairman of the Board of Directors
John R. Cooper	60	Director
August Schumacher, Jr.	68	Director
Robert I. Weisberg	61	Director
Lon Hatamiya	48	Director
Steven Kessner	54	Director

Executive Officers

Richard Kessel has been our President and Chief Executive Officer since July 2006. From October 2003 to July 2006, Mr. Kessel was President and Chief Executive Officer of Bedford Partners, a consulting firm assisting private equity firms in acquiring energy, water, waste and other service related enterprises. From July 1, 2002 to September 30, 2003, Mr. Kessel served as the President and Chief Executive Officer for North America, and a Senior Vice President of, Suez Environment, an international company focused on water, wastewater and waste services. The North American operations overseen by Mr. Kessel were comprised of five companies with over 9,200 employees, $1.3 billion in annual revenues and $1.5 billion in assets. Mr. Kessel served as President and Chief Executive Officer of Trigen Energy Corporation, an energy services company with $1.0 billion in assets, $533 million in annual revenue and 34 operating facilities in 22 states, from April 1, 2000 to June 30, 2002, after serving as its Executive Vice President and Chief Operating Officer from December 1993 to March 31, 2000. Previously, Mr. Kessel was President and Chief Executive Officer of United Thermal Corporation (acquired by Trigen), which owned and operated the district energy systems in Baltimore, Boston, Philadelphia and St. Louis, and Chief Operating Officer of Sithe Energies, Inc., a developer of independent power projects in the United States and global markets. Mr. Kessel serves on the board of directors of ISO New England, Inc., the operator of the New England region’s bulk power system and wholesale electricity markets. Mr. Kessel holds a B.S. in electrical engineering from Manhattan College, completed the course work for a masters in finance from New York University’s Stern School of Business and received an advanced management degree from the Wharton School of Business Executive Program.

Michael E. Thomas has been our Senior Vice President and Chief Financial Officer since May 2007 and became Treasurer in June 2007. From January 2007 to May 2007, Mr. Thomas was the principal of MET Consulting, LLC, a business and financial services consulting firm. From January 1999 to December 2006, Mr. Thomas was Vice President, Chief Financial Officer for Maine Yankee Atomic Power Company. From October 2004 to December 2006, Mr. Thomas served as Vice President and Chief Financial Officer for Connecticut Yankee Atomic Power Company, and from December 2004 to December 2006 as Vice President and Chief Financial Officer for Yankee Atomic Electric Company. In these capacities, Mr. Thomas had responsibility for financial reporting, investment management, risk management and treasury functions, as well as human resources responsibilities for these three utilities, which had combined assets of over $1 billion and substantially completed decommissioning programs for the three nuclear power plants owned by them during Mr. Thomas’ tenure. From 1991 to 1999, Mr. Thomas held various other finance positions with Maine Yankee Atomic Power Company, including Manager of Financial Services and Vice President and Treasurer. From 1984 to 1989, Mr. Thomas held various finance positions with Central Maine Power Company, including Senior Financial Analyst and Director of Treasury Operations. Mr. Thomas holds a bachelor’s degree with a major in economics from Bowdoin College and an MBA from the University of Southern Maine.

Dennis Haines has been our Vice President and General Counsel since October 2006 and our Secretary since June 2007. For the last several years, Mr. Haines took on various assignments with Suez, a worldwide energy and environmental services provider, including serving as General Counsel at Suez subsidiary, Teris L.L.C. from July 2005 to August 2006. From January 2003 to February 2005, Mr. Haines provided legal support to various other Suez units, including operations in Nova Scotia and the United Kingdom. From January 2001 to December 2002, Mr. Haines served as General Counsel at Trigen Energy Corporation, White Plains, NY, part of Suez Energy International. Mr. Haines was also General Counsel at Zurn Industries, Inc., Erie, PA, an NYSE-traded company which, through Zurn/NEPCO, specialized in the design and construction of power-generation facilities worldwide. Mr. Haines is a graduate of the University of Pittsburgh (J.D., 1977, and B.A., 1974), and a member of the New York, California, and Pennsylvania Bars.

Non-Employee Directors

Joseph E. Cresci is a founder of Environmental Power Corporation and has served as our Chairman since its inception in 1982 and as Chief Executive Officer from 1982 to July 2003. Previously, Mr. Cresci had held other senior management positions including CEO/Owner of a distribution business and President/COO of a subsidiary of a New York Stock Exchange listed company. Mr. Cresci holds an A.B. degree from Princeton University and a law degree from Cornell Law School and was a member of the Pennsylvania and Massachusetts bars.

Kamlesh R. Tejwani has been our non-executive Vice Chairman since July 2006. From July 2003 to July 2006, Mr. Tejwani served as our President and Chief Executive Officer. Mr. Tejwani served as President of Target Capital Corporation, a private equity firm, from May 1996 to June 2003. His responsibilities included structuring and implementing investments for an offshore investment fund and assisting operating companies in operational and strategic planning. From April 1990 until December 1995, he served as the Chairman and Chief Executive Officer of Air-Cure Technologies, Inc., a manufacturer and marketer of air pollution control systems.

John R. Cooper has been a director since 2003. Since 2002, he has been President of Finance of Energy Advisory Services, LLC, a financial structuring and energy consulting group. Until 2002, Mr. Cooper was a founding member of the management team at PG&E’s National Energy Group (and predecessor companies). As Senior Vice President and Chief Financial Officer, he oversaw all aspects of the structuring and arranging of financing for National Energy Group’s projects, energy trading operations, mergers and acquisitions and equity sell-downs, and was responsible for all corporate finance, treasury and insurance activities. Previously, he spent eight years with Bechtel Financing Services, Inc., where he was responsible for structuring and arranging financing for large infrastructure and energy projects. He spent three years as chief financial officer of a European oil, shipping, banking and venture capital group in Geneva, Switzerland. He is currently a Director of MachGen, LLC, SkyFuel, LLC and an advisory director of Republic Financial Corporation. He is also a founding principal, Chief Financial Officer and Director of Ocean Renewable Power Company, LLC. Mr. Cooper holds a bachelor’s degree from Trinity College (Connecticut), a master’s degree in development economics and international studies from the Johns Hopkins Nitze School of Advanced International Studies, and a master’s degree in finance from the Kellogg Graduate School of Management at Northwestern University.

August Schumacher, Jr. has been a director since 2002. Mr. Schumacher served as the third-highest ranking official in the United States Department of Agriculture in the Farm and Foreign Agricultural Service

from 1997 to 2001. During this time, he was also President of the USDA’s Commodity Credit Corporation. Prior to his appointment, he directed the Department’s Foreign Agricultural Service. Earlier, Mr. Schumacher was the Senior Agricultural Project Manager for World Bank and also served as the Commissioner of Food and Agriculture for the Commonwealth of Massachusetts. He also serves as a consultant for W.K.K. Kellogg Foundation and, from 2001 to 2006, directed the Washington office of the SJH & Company, Inc. of Boston, Massachusetts, a consulting firm. Mr. Schumacher is currently a non-executive consultant to SJH & Company.

Robert I. Weisberg has been a director since 1994. He is President and Chief Executive Officer of Alco Financial Services, LLC, a commercial asset-based lending company, and Chairman and CEO of Oceans Casino Cruises, Inc., a publicly-traded operator of casino cruise ships. He was the former President and Chief Executive Officer of Pro-Care Financial Group, Inc., and has held the positions of President and CEO of Fleet Credit Corporation and Executive Vice-President of Fleet Financial Group. A graduate of Northeastern University, he received the Executive Award from a joint program sponsored by Williams College and the Harvard Graduate School of Business. Past Chairman and President of the Commercial Finance Association, he is presently a member of the Commercial Finance Association’s Education Foundation. Mr. Weisberg is a trustee of the Monterey Mutual Fund, and has served on numerous other public, corporate and non-profit community boards. He is a Governing Member of the Reed Union School Board and Chair of Fundraising.

Lon Hatamiya has been a director since 2005. He has been a Director of Navigant Consulting, Inc., a publicly traded, specialized, independent consulting firm providing litigation, financial, healthcare, energy and operational consulting services to government agencies, legal counsel and large companies, since July 2007. From January 2004 to July 2007, Mr Hatamiya was a Director of LEGC, LLC, an international expert consulting firm serving businesses and public agencies specializing in economic analysis and development, intellectual property valuation, international trade and related matters. From December 2003 to March 2004, he was an advisor to Declare Yourself, a non-profit, non-partisan organization focused on motivating young voters. From January 1999 to November 2003, Mr. Hatamiya was Secretary of the State of California’s Technology, Trade and Commerce Agency and Chairman of the Board of the California Infrastructure and Economic Development Bank. From September 1993 to January 1999, Mr. Hatamiya held various positions in the United States Department of Agriculture, including being Vice President of the Credit Commodity Corporation, and Administrator of the Agricultural Marketing Service and the Foreign Agricultural Service. He also practiced law with the international firm of Orrick, Herrington and Sutcliffe. Mr. Hatamiya holds a B.A. in Economics from Harvard University, an M.B.A. in International Business and Entrepreneurial Studies from the UCLA Anderson Graduate School of Management, and a J.D. from the UCLA School of Law.

Steven Kessner has been a director since 2005. He has been the Chairman of the Board and President of The R.E. Group since 1981. In this capacity, Mr. Kessner has overseen the management and operation of the various real estate holding companies and construction and management companies of which The R.E. Group is the parent, which together own and manage approximately sixty multi-family and commercial buildings in Manhattan, comprised of almost 1,400 units and 100,000 square feet of commercial space and which are focused on further commercial development. Mr. Kessner holds a B.S. in Economics from Dartmouth College.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock currently consists of 21,400,000 shares of common stock and 2,000,000 shares of preferred stock, of which 1,718,759 shares are undesignated and 281,241 shares have been designated as series A 9% cumulative convertible preferred stock, referred to as the series A preferred stock, and which are currently issued and outstanding. As of June 30, 2007, there were approximately 10,122,491 shares of our common stock issued and outstanding that were held of record by 187 persons and beneficially by more than 2,700 persons, and 281,241 shares of series A preferred stock issued and outstanding that were held of record and beneficially by three persons. Our board of directors has adopted and submitted for stockholder approval an amendment to our certificate of incorporation to increase the number of shares of common stock that we are authorized to issue from 21,400,000 to 50,000,000.

We will not offer preferred stock to our officers or directors unless:

•	the preferred stock is offered to our officers and directors on the same terms as it is offered to other existing stockholders or to new stockholders; or

•

such issuance of preferred stock is approved by a majority of our independent directors who do not have an interest in the transaction and who have access, at our expense, to independent legal counsel.

Common Stock

Each holder of record of common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting in the election of directors is not authorized.

Subject to the rights of any authorized and outstanding series of preferred stock, holders of outstanding shares of common stock are entitled to those dividends declared by our board of directors out of legally available funds, and, in the event of liquidation, dissolution or winding up of our affairs, holders are entitled to receive ratably our net assets available to the stockholders. Holders of outstanding shares of common stock have no preemptive, conversion or redemption rights. All of the issued and outstanding shares of common stock are, and all unissued common stock, when offered and sold will be, duly authorized, validly issued, fully paid and nonassessable. To the extent that additional common stock of ours may be issued in the future, the relative interests of the then existing stockholders may be diluted.

Series A 9% Cumulative Convertible Preferred Stock

Our shares of series A preferred stock have rights and preferences which are superior to those of our common stock. A summary of the material terms of the series A preferred stock is set forth below:

Dividends

Each share of series A preferred stock, referred to as a preferred share, has an initial stated value of $52.71, referred to as the stated value, and will accrue dividends at a rate of 9% per annum on the stated value, payable semiannually in arrears on July 1 and January 1 and accruing daily on the basis of 12 thirty-day months in a year of 360 days. The dividends are cumulative and payable in cash out of funds legally available therefor.

Liquidation Preference

Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of the preferred shares shall be entitled to receive an amount equal to 200% of the stated value, plus all accrued but unpaid dividends thereon and any accrued but unpaid liquidated damages, if any, for each preferred share, before any distribution or payment shall be made to the holders of any of our other equity securities, and if our assets are insufficient to pay in full such amounts, then all of our assets would be distributed among the holders of preferred shares pro-rata in accordance with the respective amounts due to each.

Voting

Each holder of preferred shares has the right to vote at all regular and special meetings of our stockholders on an “as converted” basis, with one vote per share of common stock underlying their preferred shares, and having voting rights and powers equal to those of the holders of common stock. In addition, we may not, without the affirmative majority vote of the holders of preferred shares (and in addition to any other vote or consent of the stockholders required by law or by our certificate of incorporation) effect any amendment to its charter or enter into any agreement that affects the rights of the holders of preferred stock.

Voluntary Conversion, Anti-Dilution Adjustments and Forced Conversion

Subject to certain beneficial ownership limitations described in the certificate of designations, preference and rights of the series A preferred stock, referred to as the certificate of designations, that sets forth the terms of the series A preferred stock, the holders of the series A preferred stock may convert all or any portion of their shares of series A preferred stock into shares of common stock at any time. Each share of series A preferred stock is initially convertible into a number of shares of common stock equal to the stated value divided by $5.271 per share, referred to as the conversion price, which initially equals 10 shares of common stock. The conversion price is subject to adjustment for stock splits, stock dividends, recapitalizations and the like, and is further subject to adjustment pursuant to a “weighted average” anti-dilution adjustment provision upon certain issuances or deemed issuances of common stock, provided that in no event may the conversion price be reduced to an amount less than $5.08 per share (subject to adjustment to reflect stock splits, stock dividends, recapitalizations and the like).

If the closing price of the common stock for each of any ten consecutive trading days exceeds $4.00 (as adjusted for stock splits, recapitalizations and the like) above the then effective conversion price, we may, upon written notice, cause each holder of series A preferred stock to convert all or part of such holder’s preferred shares, provided that certain additional conditions are met.

Beneficial Ownership Limitation

The terms of the series A preferred stock provide that the such shares may not be converted to the extent that, after giving effect to such conversion, the holder would beneficially own in excess of the beneficial ownership limitation. The “beneficial ownership limitation” is defined as:

•

4.99% of the number of shares of our common stock outstanding immediately after giving effect to the issuance of shares of common stock issuable upon conversion of the shares of series A preferred stock held by the holder, with respect to any holder whose initial purchase amount for the shares of series A preferred stock purchased by such holder was less than $10,000,000; and

•

9.99% of the number of shares of our common stock outstanding immediately after giving effect to the issuance of shares of common stock issuable upon conversion of the shares of series A preferred stock held by the holder, with respect to any holder whose initial purchase amount for the shares of series A preferred stock purchased by such holder was greater than $10,000,000.

The beneficial ownership limitation with respect to a holder subject to the 4.99% limitation may be waived by such holder, at the election of such holder, upon not less than 61 days’ prior notice to us, to change the beneficial ownership limitation to 9.99%. The beneficial ownership limitation with respect to a holder subject to the 9.99% limitation may not be waived by such holder.

Redemption or Change in Dividend Rate upon Certain Triggering Events

Upon the occurrence of certain triggering events described in the certificate of designations, each of which is referred to as a triggering event, each holder of series A preferred stock will have the right to cause us to redeem all of such holder’s shares of series A preferred stock, or at the option of the holder in the case of any triggering event as a result of which the holder does not choose redemption, to increase the dividend rate on all of the outstanding preferred shares held by such holder to 16% per annum thereafter until such time as the triggering event(s) is cured. The amount payable by us upon redemption in the case of an applicable triggering event will be 120% of the stated value per share of series A preferred stock (or 150% of the stated value per share of series A preferred stock in the case of a change of control of Environmental Power).

Negative Covenants

For so long as any shares of the series A preferred stock are outstanding, our company may not, and shall not permit any of its subsidiaries to, directly or indirectly:

•

other than certain permitted indebtedness (as defined below), enter into, create, incur, assume, guarantee or suffer to exist any indebtedness for borrowed money of any kind, including but not limited to, a guarantee, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom;

•

other than certain permitted liens, enter into, create, incur, assume or suffer to exist any liens of any kind, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom;

•	amend its certificate of incorporation, bylaws or other charter documents so as to materially and adversely affect any rights of any holder of series A preferred stock;

•

repay, repurchase or offer to repay, repurchase or otherwise acquire more than a de minimis number of shares of our common stock, common stock equivalents or securities ranking junior in priority to the series A preferred stock, with certain exceptions;

•	enter into any agreement or understanding with respect to any of the foregoing; or

•	pay cash dividends or distributions on junior securities.

For purposes of the foregoing covenants, “permitted indebtedness” means:

•	any indebtedness existing on the date of original issuance of the series A preferred stock;

•	any indebtedness incurred by any subsidiary of Environmental Power that is non-recourse to Environmental Power;

•

any indebtedness or other obligations of Environmental Power or any subsidiary pursuant to any equity contribution agreement, construction agreement, construction guarantee, operation and maintenance agreement, management services agreement or other agreement or arrangement entered into in connection with any project financing; and

•

lease obligations and purchase money indebtedness of up to $5,000,000 in the aggregate, incurred in connection with the acquisition of capital assets and lease obligations with respect to newly acquired or leased assets.

Transfer Agent And Registrar

American Stock Transfer and Trust Company serves as the transfer agent and registrar for our common stock.

Indemnification

Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Environmental Power Corporation has included such a provision in its Certificate of Incorporation.

Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

Section 145 of the Delaware General Corporation Law permits us to indemnify, under certain circumstances, any person acting on our behalf who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative for expenses related to such proceeding if the person acted in good faith and in a manner the person reasonable believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person’s conduct was unlawful. Our bylaws substantively provide that we will indemnify such persons to the fullest extent allowed by the Delaware General Corporation Law.

In addition, our certificate of incorporation limits the liability our of directors for monetary damages for breach of their fiduciary duty as a director other than for intentional misconduct, fraud or a knowing payment of a dividend in violation of Delaware law. Such provision limits recourse for money damages that might otherwise be available to us or our stockholders for negligence by directors acting on our behalf. Although these provisions would not prohibit injunctive or similar actions against these individuals, the practical effect of such relief would be limited. This limitation of liability under state law does not apply to any liabilities that may exist under federal securities laws. We have also purchased directors’ and officers’ liability insurance which would indemnify our directors and officers against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

We have entered into an indemnification agreement with Joseph E. Cresci, one of our directors, whereby we agree to indemnify him against any loss, liability, cost or other expense that he incurs in relation to certain of his activities related to his acting as either fiduciary or agent of all of our employee welfare benefit plans, employee pension benefit plans and benefit plans.

We have also entered into an indemnification agreement with Richard E. Kessel, our president and chief executive officer. This indemnification agreement provides for the indemnification of Mr. Kessel in his capacity as an officer and/or director of Environmental Power to the fullest extent allowed under our bylaws and Delaware law, and also provides for further indemnification in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to which Mr. Kessel is a party or a witness, by reason of the fact he is or was an officer or director of Environmental Power, in each case to the extent that Mr. Kessel has satisfied applicable standards of conduct. The indemnification agreement further provides for customary procedures regarding defense of claims, advancement of expenses and enforcement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Delaware Anti-Takeover Law

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an

“interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner or unless the interested stockholder acquired at least 85% of the corporation’s voting stock (excluding shares held by designated stockholders) in the transaction in which it became an interested stockholder. A “business combination” includes mergers, assets sales and other transactions resulting in a financial benefit to the interested stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the previous three years did own, 15% or more of the corporation’s voting stock.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Canaccord Adams Inc. is acting as representatives of the underwriters named below.

Underwriters	Number of Shares
Canaccord Adams Inc.
Total	4,500,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 675,000 shares from us to cover such sales. They may exercise that option for 30 days after the date of this prospectus, but only to cover over-allotments, if any. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 675,000 additional shares.

Paid by us	No Exercise	Full Exercise
Per share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $            per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

We and our executive officers and directors have agreed with the underwriters, subject to certain limited exceptions, not to dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Canaccord Adams Inc. This agreement does not apply to any existing employee stock option plans. See “Restrictions on Transfer” for a discussion of certain transfer restrictions.

The 90-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period after the issuance of the earnings release of the occurrence of the material news or material event.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us and the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the consummation of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

LEGAL MATTERS

The validity of the common stock offered by this prospectus has been passed upon for us by Pierce Atwood LLP, Portsmouth, New Hampshire. Certain legal matters will be passed on for the underwriters by Goodwin Procter LLP, Boston, Massachusetts.

EXPERTS

Our financial statements as of and for each of the years ended December 31, 2006, 2005 and 2004 and the financial schedule incorporated by reference in this prospectus to our Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report of Vitale, Caturano & Company, Ltd., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s public reference room at Judiciary Plaza Building, 100 F Street, N.E., Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s Internet site at http://www.sec.gov.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are incorporating by reference certain documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus. Information in documents that we file with the SEC after the date of this prospectus will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below and any future filings we may make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement to which this prospectus relates and prior to effectiveness of such registration statement and after the date of this prospectus and prior to the termination of the offering of the shares of common stock covered hereby.

•	The description of our common stock contained in our Registration Statement on Form 8-A, as filed with the SEC on December 21, 2004 (SEC File No. 001-32393);

•	Our Current Report on Form 8-K dated January 8, 2007, as filed with the SEC on January 8, 2007 (SEC File No. 001-32393);

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as filed with the SEC on March 30, 2007 (SEC File No. 001-32393);

•	Our Current Report on Form 8-K dated April 12, 2007, as filed with the SEC on April 18, 2007 (SEC File No. 001-32393);

•	Our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006, as filed with the SEC on April 30, 2007 (SEC File No. 001-32393);

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, as filed with the SEC on May 15, 2007 (SEC File No. 001-32393);

•	Our Current Report on Form 8-K dated May 25, 2007, as filed with the SEC on May 31, 2007 (SEC File No. 001-32393);

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, as filed with the SEC on August 13, 2007 (SEC File No. 001-32393); and

•	Our Current Report on Form 8-K dated August 14, 2007, as filed with the SEC on August 15, 2007 (SEC File No. 001-32393).

A statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or in any other subsequently filed document which is also incorporated in this prospectus modifies or replaces such statement. Any statements so modified or superceded shall not be deemed, except as so modified or superceded, to constitute a part of this prospectus.

You may request a free copy of any of the documents incorporated by reference into this prospectus by writing or telephoning us at the following address:

Environmental Power Corporation

One Cate Street, 4th Floor

Portsmouth, New Hampshire 03801

Attention: Chief Financial Officer

Telephone: (603) 431-1780

4,500,000 SHARES

Energy that is… Beyond Renewable™

Common Stock

PROSPECTUS

Canaccord Adams

                    , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by the Registrant. All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Filing Fee - Securities and Exchange Commission	$882
Legal fees and expenses	$250,000	*
Accounting fees and expenses	$50,000	*
Transfer agent fees	$5,000	*
Printing, freight and engraving	$50,000	*
Sales commissions	$1,493,100	*
American Stock Exchange Fees	$45,000
Miscellaneous expenses	$349,118	*
Total Expenses	$2,243,100	*

*	Estimated

Item 15. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Environmental Power Corporation has included such a provision in its Certificate of Incorporation.

Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

Section 145 of the Delaware General Corporation Law permits us to indemnify, under certain circumstances, any person acting on our behalf who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative for expenses related to such proceeding if the person acted in good faith and in a manner the person reasonable believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person’s conduct was unlawful. Our bylaws substantively provide that we will indemnify such persons to the fullest extent allowed by the Delaware General Corporation Law.

In addition, our certificate of incorporation limits the liability our of directors for monetary damages for breach of their fiduciary duty as a director other than for intentional misconduct, fraud or a knowing payment of a dividend in violation of Delaware law. Such provision limits recourse for money damages that might otherwise be available to us or our stockholders for negligence by directors acting on our behalf. Although these provisions would not prohibit injunctive or similar actions against these individuals, the practical effect of such relief would be limited. This limitation of liability under state law does not apply to any liabilities that may exist under federal securities laws. We have also purchased directors’ and officers’ liability insurance which would indemnify our directors and officers against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

We have entered into an indemnification agreement with Joseph E. Cresci, one of our directors, whereby we agree to indemnify him against any loss, liability, cost or other expense that he incurs in relation to certain of his activities related to his acting as either fiduciary or agent of all of our employee welfare benefit plans, employee pension benefit plans and benefit plans.

We have also entered into an indemnification agreement with Richard E. Kessel, our president and chief executive officer. This indemnification agreement provides for the indemnification of Mr. Kessel in his capacity as an officer and/or director of Environmental Power to the fullest extent allowed under our bylaws and Delaware law, and also provides for further indemnification in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to which Mr. Kessel is a party or a witness, by reason of the fact he is or was an officer or director of Environmental Power, in each case to the extent that Mr. Kessel has satisfied applicable standards of conduct. The indemnification agreement further provides for customary procedures regarding defense of claims, advancement of expenses and enforcement.

Item 16. Exhibits

EXHIBIT NUMBER	DESCRIPTION
*1.1	Underwriting Agreement

3.1	Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.01 to the Registrant’s Current Report on Form 8-K dated November 30, 2004)

3.2	Certificate of Designations of the Registrant (Incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K dated October 23, 2006, as filed with the SEC on October 26, 2006)

3.3	Restated Bylaws of the Registrant (Incorporated by reference to Exhibit 3.02 to the Registrant’s Current Report on Form 8-K/A dated June 2, 2003, as filed on June 10, 2003)

*5.1	Opinion of Pierce Atwood LLP

23.1	Consent of Vitale, Caturano & Company, Ltd.

23.2	Consent of Pierce Atwood LLP

24.1	Power of Attorney (included on the signature pages to this Registration Statement)

*	To be filed by amendment

Item 17. Undertakings.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portsmouth, State of New Hampshire, on August 27, 2007.

ENVIRONMENTAL POWER CORPORATION

By:	/S/ RICHARD E. KESSEL
Richard E. Kessel
President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of Environmental Power Corporation, hereby severally constitute and appoint Richard E. Kessel, Michael E. Thomas and Dennis Haines, and each of them singly, our true and lawful attorney with full power to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Environmental Power Corporation to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney, to said Registration Statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ RICHARD E. KESSEL Richard E. Kessel	President and Chief Executive Officer (Principal Executive Officer)	August 27, 2007

/S/ MICHAEL E. THOMAS Michael E. Thomas	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	August 27, 2007

/S/ JOSEPH E. CRESCI Joseph E. Cresci	Chairman of the Board of Directors	August 27, 2007

/S/ KAMLESH R. TEJWANI Kamlesh R. Tejwani	Vice Chairman of the Board of Directors	August 27, 2007

/S/ JOHN R. COOPER John R. Cooper	Director	August 27, 2007

/S/ LON HATAMIYA Lon Hatamiya	Director	August 27, 2007

Steven Kessner	Director

Signature	Title	Date

/S/ AUGUST SCHUMACHER, JR. August Schumacher, Jr.	Director	August 27, 2007

/S/ ROBERT I WEISBERG Robert I. Weisberg	Director	August 27, 2007

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
*1.1	Form of Underwriting Agreement

3.1	Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.01 to the Registrant’s Current Report on Form 8-K dated November 30, 2004)

3.2	Certificate of Designations of the Registrant (Incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K dated October 23, 2006, as filed with the SEC on October 26, 2006)

3.3	Restated Bylaws of the Registrant (Incorporated by reference to Exhibit 3.02 to the Registrant’s Current Report on Form 8-K/A dated June 2, 2003, as filed on June 10, 2003)

*5.1	Opinion of Pierce Atwood LLP

23.1	Consent of Vitale, Caturano & Company, Ltd.

23.2	Consent of Pierce Atwood LLP

24.1	Power of Attorney (included on the signature pages to this Registration Statement)

*	To be filed by amendment